QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT
Pursuant to Rule 14d-1(b) under the Securities Exchange Act of 1934

Rockwell Diamonds Inc.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

0833824 B.C. LTD.
a wholly owned-subsidiary of

Pala Investments Holdings Limited
(Bidder)

Common Shares
(Title of Class of Securities)

77434W103
(CUSIP Number of Class Securities)

CT Corporation System,
111 Eighth Avenue,
New York, New York, 10011,
Telephone: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder

Copies to:

Andrew J. Foley	D'Arcy Nordick
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Stikeman Elliott LLP
1285 Avenue of the Americas	5300 Commerce Court West
New York, NY 10019-6064	199 Bay Street
Fax: 212-492-0078	Toronto, ON, M5L 1B9 Fax: 416-947-0866

September 9, 2008
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

U.S.$16,112,367.28	U.S.$633.22

*
For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F and, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the registration fee has been calculated based upon the information regarding the number of United States holders of common shares ("Common Shares") of Rockwell Diamonds Inc. ("Rockwell") presented in Rockwell's interim financial statements for the three month period ended May 31, 2008. The registration fee has been calculated on the basis of the market value of the estimated number of Common Shares held by U.S. holders subject to the offer to purchase by 0833824 B.C. Ltd., which is Cdn.$17,138,992.96 (approximately U.S.$16,112,367.28). The market value of each such Common Share was calculated as Cdn.$0.36 (approximately U.S.$0.34), being the offer price. The U.S. dollar value of the market value was calculated at Cdn.$1.00 = U.S.$0.9401 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on September 5, 2008.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

        Offer to Purchase and Circular dated September 9, 2008 (the "Offer to Purchase"), including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2.    Informational Legends

        See "Notice to Shareholders in the United States" in the Offer to Purchase.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada, in South Africa or in the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

September 9, 2008

OFFER TO PURCHASE FOR CASH
all of the outstanding common shares of

ROCKWELL DIAMONDS INC.
not already held by 0833824 B.C. Ltd. and its affiliates

at a price of $0.36 for each common share by

0833824 B.C. LTD.
an indirect wholly-owned subsidiary of
PALA INVESTMENTS HOLDINGS LIMITED

This offer (the "Offer") by 0833824 B.C. Ltd. (the "Offeror") to purchase all of the outstanding common shares of Rockwell Diamonds Inc. ("Rockwell"), together with associated rights outstanding under the shareholder rights plan of Rockwell described under "Shareholder Rights Plan" in Section 15 of the accompanying circular (the "SRP Rights") (the outstanding common shares of Rockwell and the SRP Rights being referred to herein collectively as the "Rockwell Shares"), will be open for acceptance until 5:00 p.m. (Vancouver time) on November 10, 2008, unless withdrawn or extended.

The Offer is subject to certain conditions which are described under "Conditions of the Offer" in Section 4 of the Offer, including, without limitation, there being validly deposited under the Offer and not withdrawn prior to the expiration of the Offer, that number of Rockwell Shares which represents as of the time the Offer expires at least 66 2/3% of the Rockwell Shares then outstanding, on a fully-diluted basis, including Rockwell Shares held at the time the Offer expires by or on behalf of the Offeror or affiliates. The Offeror is an indirect wholly-owned subsidiary of Pala Investments Holdings Limited ("Pala").

The Rockwell Shares (defined below) are listed for trading on the Toronto Stock Exchange (the "TSX") and the South African exchange operated by JSE Limited (the "JSE") under the stock symbol "RDI". On September 8, 2008, which was the last trading day prior to the date of the Offer, the closing price of the Rockwell Shares was $0.195 on the TSX and R2.00 on the JSE.

THE OFFER REPRESENTS A PREMIUM OF APPROXIMATELY 84.6% OVER THE CLOSING PRICE OF THE ROCKWELL COMMON SHARES ON THE TSX ON SEPTEMBER 8, 2008, THE LAST TRADING DAY PRIOR TO THE ANNOUNCEMENT OF THE OFFER AND REPRESENTS A PREMIUM OF APPROXIMATELY 83.5% OVER THE VOLUME-WEIGHTED AVERAGE TRADING PRICE OF ROCKWELL COMMON SHARES ON THE TSX DURING THE LAST 20 DAYS ON WHICH IT HAS TRADED (ROCKWELL COMMON SHARES DO NOT TRADE EVERY DAY).

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (the "Letter of Transmittal") (printed on yellow paper) or a manually executed facsimile and deposit it, together with certificates representing their Rockwell Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer. Shareholders whose Rockwell Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

The Offer is made only for Rockwell Shares and is not made for any options, warrants or other rights to acquire Rockwell Shares (other than SRP Rights). Any holder of such options, warrants or rights to acquire Rockwell Shares who wishes to accept the Offer should exercise the options, warrants or rights (other than SRP Rights) in order to obtain certificates representing Rockwell Shares and deposit the Rockwell Shares in accordance with the Offer. See "The Offer" in Section 1 of the Offer.

CIBC Mellon Trust Company is acting as depositary under the Offer (the "Depositary"). Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its office shown on the last page of this Offer and Circular.

The Offeror has retained the services of Kingsdale Shareholder Services Inc. to act as information agent in connection with the Offer. See under "Depositary and Information Agent" in Section 19 of the Circular.

Prospective investors should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, intends to purchase Rockwell Shares, as permitted by applicable laws or regulations of Canada or its provinces or territories and the Shareholder Rights Plan.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdictions.

Questions and requests for assistance may be directed to the Information Agent or the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should be aware that the disposition of Rockwell Shares pursuant to the Offer may have tax consequences both in the United States and Canada. See "Canadian Federal Income Tax Considerations" in Section 18 of the Circular.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that some or all of the Offeror's officers and directors may not be residents of the United States, that the Information Agent named in the Offer or Circular may not be a resident of the United States, and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Rockwell is incorporated under the laws of the Province of British Columbia and that some or all of its officers and directors may be residents of Canada or other jurisdictions outside the United States.

Investors should be aware that the Offeror or its affiliates, directly or indirectly, may make purchases of the Rockwell Shares, or of Rockwell's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Financial information regarding Rockwell included or referred to herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

NOTICE TO OPTIONHOLDERS AND WARRANT HOLDERS

The Offer is made only for Rockwell Shares and is not made for any Rockwell Options, Rockwell Warrants or any other rights to acquire Rockwell Shares (other than SRP Rights). Any holder of Rockwell Options, Rockwell Warrants or other rights to acquire Rockwell Shares who wishes to accept the Offer must exercise such Rockwell Options, Rockwell Warrants or other rights to obtain Rockwell Shares and deposit certificates representing those Rockwell Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that the holders of Rockwell Options, Rockwell Warrants or other rights to acquire Rockwell Shares will have Rockwell Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer. The income tax consequences to holders of Rockwell Options, Rockwell Warrants or any other rights to acquire Rockwell Shares are not described under "Canadian Federal Income Tax Considerations" in Section 18 of the Circular. Any holders of Rockwell Options, Rockwell Warrants or any other rights to acquire Rockwell Shares should consult their own tax advisors for advice with respect to the actual or potential income tax consequences to them in connection with a decision they may make to exercise, or not to exercise, their Rockwell Options, Rockwell Warrants or other rights to acquire Rockwell Shares prior to the Expiry Time or thereafter.

INFORMATION CONCERNING ROCKWELL AND ITS DIRECTORS AND OFFICERS

Except as otherwise indicated, the information concerning Rockwell and its directors and officers contained in the Offer and Circular has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources. Rockwell has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Rockwell or its directors and officers contained herein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Rockwell or its directors and officers taken from or based on such documents and records are untrue or incomplete, neither the Offeror, nor any of its affiliates, nor any of their respective directors or officers, assumes any responsibility for the accuracy or completeness of such information or for any failure of Rockwell or its directors or officers to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular under "Background to the Offer", "Purpose of the Offer", "Plans for Rockwell" and "Acquisition of Rockwell Shares Not Deposited under the Offer", in addition to certain statements contained elsewhere in the Offer and Circular, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations of the Offeror include, among other things, general business and economic conditions globally or in particular geographic regions in which Rockwell and its subsidiaries conduct business, the failure to meet certain conditions of the Offer, the inability to attract and retain qualified employees, competition, regionally and internationally, changes in law, disruptions in business operations due to reorganization activities, and interest rate and foreign currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors, and neither the Offeror nor Pala is under any obligation, and each of the Offeror and Pala expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 DEFINITIONS

        In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated:

"$" means, when used in connection with currency, Canadian dollars;

"affiliate" has the meaning ascribed thereto in the BCBCA;

"associate" has the meaning ascribed thereto in the BCBCA;

"BCBCA" means the Business Corporations Act (British Columbia), as amended;

"Business Day" means any day, other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in the cities of Toronto, Ontario and Vancouver, British Columbia are generally authorized or obliged by law to close;

"certificated shareholders" means holders of certificated shares who are registered as such in Rockwell's register of members;

"Circular" means the take-over bid circular accompanying the Offer and forming a part thereof;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"common monetary area" means South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;

"Competition Act" means the Competition Act (Canada), as amended;

"Competition Commission" means the Commission established in terms of the South African Competition Act and which is responsible for the investigation, control and evaluation of restrictive practices, abuse of dominant positions and mergers;

"Competition Tribunal" means the Tribunal established in terms of the South African Competition Act and which is responsible for adjudicating on matters referred to it by the Competition Commission;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular;

"CRA" means the Canada Revenue Agency;

"CSDP" means, in relation to any person, a Central Securities Depository Participant, being an institution accepted by Strate as a participant in terms of the Securities Services Act, with whom the person in question holds a dematerialised share account;

"dematerialisation" means the process by which certificated shares are converted to or held in an electronic form as uncertificated securities and recorded in the sub-register of security holders maintained by a CSDP or broker, and "dematerialised" shall have a corresponding meaning;

"dematerialised shareholders" means holders of dematerialised shares who are recorded as such in a sub-register of members of Rockwell maintained by a CSDP;

"dematerialised shares" means Rockwell shares that have been dematerialised;

"Depositary" means CIBC Mellon Trust Company at its offices specified in the Letter of Transmittal;

"Deposit Minimum Condition" has the meaning ascribed thereto under "Conditions of the Offer" in Section 4 of the Offer;

"Documents of Title" means share certificates, certified transfer deeds, balance receipts or any other documents of title to Rockwell Shares;

"Effective Time" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"Eligible Institution" means a Canadian schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Exchange Control Regulations" means the South African Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;

"Expiry Date" means November 10, 2008 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer;

"Expiry Time" means 5:00 p.m. (Vancouver time) on the Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;

"Information Agent" means Kingsdale Shareholder Services Inc.;

"Investment Canada Act" means the Investment Canada Act (Canada), as amended;

"Letter of Transmittal" means the Letter of Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

"Material Adverse Effect" means, with respect to Rockwell, any change or effect, or state of facts or change in any existing state of facts, that is, or could reasonably be expected to be, material and adverse to the business, operations, assets (including mineral projects), liabilities, financial condition, share capital, earnings or results of operations of Rockwell and its subsidiaries, taken as a whole;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"minority approval", with respect to a Subsequent Acquisition Transaction, has the meaning ascribed thereto in MI 61-101;

"Notice of Guaranteed Delivery" means the Notice of Guaranteed Delivery for Deposit of Rockwell Shares (printed on pink paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

"Offer" means the offer to purchase all of the outstanding Rockwell Shares made hereby to Shareholders;

"Offer Documents" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"Offeror" means 0833824 B.C. Ltd., a company incorporated under the BCBCA;

"Offer Period" means the period commencing on the date of the Offer and ending at the Expiry Time;

"Other Property" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"Pala" means Pala Investments Holdings Limited, a corporation incorporated under the laws of Jersey;

"Pala AG" means Pala Investments AG, the exclusive investment advisor to Pala;

"R" means, when used in connection with currency, South African Rand;

"Rights Agent" means Computershare Investor Services Inc., the rights agent under the Shareholder Rights Plan;

"Rockwell" means Rockwell Diamonds Inc., a company incorporated under the laws of the Province of British Columbia;

"Rockwell Board of Directors" means the board of directors of Rockwell;

"Rockwell Options" means the outstanding options of Rockwell to acquire Rockwell Shares under the Stock Option Plans;

"Rockwell Shares" means the outstanding common shares of Rockwell together with the associated SRP Rights;

"Rockwell Warrants" means the share purchase warrants issued by Rockwell expiring on November 22, 2008 and May 9, 2009, the broker warrants issued by Rockwell expiring on May 9, 2009, and any other outstanding options, warrants or rights to acquire Rockwell Shares;

"Securities Services Act" means the South African Securities Services Act, 2004 (Act 36 of 2004), as amended;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"SENS" means the Securities Exchange News Service of the JSE;

"Shareholder Rights Plan" means the shareholder rights plan agreement dated as of April 14, 2008 between Rockwell and the Rights Agent;

"Shareholders" means the holders of Rockwell Shares and "Shareholder" means any one of them;

"South African Competition Authorities" means the Competition Commission and the Competition Tribunal;

"South African Receiving Agent" means the South African receiving agent being Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a company incorporated in South Africa;

"SRP" means the South African Securities Regulation Panel;

"SRP Code" means the South African Securities Regulation Code on Take-Overs and Mergers and Rules of the SRP;

"SRP Rights" means the rights issued pursuant to the Shareholder Rights Plan;

"Stock Option Plans" means any plan of Rockwell providing for the issuance of stock options to directors, employees or consultants of Rockwell or its subsidiaries;

"Strate" means Strate Limited (registration number 1998/022242/06), a company incorporated in South Africa which is registered as a central securities depository in terms of the Securities Services Act, responsible for the electronic custody and settlement system;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular;

"Tax Act" means the Income Tax Act (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"TSX" means the Toronto Stock Exchange; and

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

 SUMMARY

        The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Offer and Circular. The information concerning Rockwell and its directors and officers contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records of Rockwell on file with Canadian securities regulatory authorities and other public sources at the time of the Offer, unless otherwise indicated, and has not been independently verified by the Offeror. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The Offer

        The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the outstanding Rockwell Shares, including Rockwell Shares which become outstanding on the exercise of Rockwell Options, Rockwell Warrants or other rights to purchase Rockwell Shares (other than on the exercise of SRP Rights), at a price in cash of $0.36 per Rockwell Share. See "The Offer" in Section 1 of the Offer.

        The obligation of the Offeror to take up and pay for Rockwell Shares pursuant to the Offer is subject to certain conditions. See "Conditions of the Offer" in Section 4 of the Offer.

        The Offeror believes the Offer constitutes a "Permitted Bid" for the purposes of the Shareholder Rights Plan.

The Offeror and Pala

        The Offeror was incorporated on August 29, 2008 under the BCBCA and is an indirect wholly-owned subsidiary of Pala. The Offeror has not carried on any business prior to the date hereof, other than in respect of the Offer. The Offeror's head office and principal place of business is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

        Pala, registered in Jersey, was launched in 2006. It is a U.S.$1.2 billion multi-strategy investment company with a particular focus on mining and resource companies in both developed and emerging markets. Pala is advised on an exclusive basis by Pala AG. At the date of the Offer, Pala has beneficial ownership of, or exercises control or direction over, 42,966,900 Rockwell Shares and 5,577,000 Rockwell Warrants, representing approximately 19.93% of the outstanding Rockwell Shares (calculated on the basis that the Rockwell Warrants held by Pala are treated as outstanding Rockwell Shares).

        See "The Offeror and Pala" in Section 1 of the Circular.

Rockwell Diamonds Inc.

        Rockwell's public disclosure indicates that it is an established alluvial diamond mining company focused on creating a growth-oriented mid-tier mining and development company. Rockwell has acquired interests and rights in a number of alluvial diamond projects and properties in South Africa. Rockwell has also acquired access to an alluvial diamond project in the Democratic Republic of Congo.

        The Rockwell Shares are listed and posted for trading on the TSX and the JSE under the symbol "RDI".

        Rockwell is a corporation organized under the laws of British Columbia and has its principal office at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Rockwell's telephone number is (604) 684-6365 and its website is at www.rockwelldiamonds.com. Information contained on Rockwell's website is not incorporated by reference in this Offer or Circular.

        For further information regarding Rockwell, refer to Rockwell's filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com.

        See "Rockwell Diamonds Inc." in Section 2 of the Circular.

Purpose of the Offer

        The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Rockwell Shares not currently beneficially owned, or over which control or direction is not exercised, directly or indirectly, by Pala. If the Offeror takes up and pays for the Rockwell Shares validly deposited under the Offer, the Offeror currently intends to exercise its statutory right to acquire, to the extent permitted, all of the Rockwell Shares not deposited under the Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be called to consider a statutory arrangement, amalgamation, consolidation, corporate reorganization or other transaction that may constitute a "business combination" under MI 61-101 for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Rockwell Shares not deposited under the Offer. See "Purpose of the Offer" in Section 4 of the Circular and "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular.

Time For Acceptance

        The Offer is open for acceptance until the Expiry Time unless the Offer is withdrawn or extended by the Offeror. See "Time for Acceptance" in Section 2 of the Offer.

Manner of Acceptance

        Shareholders wishing to accept the Offer must deposit, before the Expiry Time, certificate(s) representing their Rockwell Shares together with a Letter of Transmittal (or a facsimile), properly completed and signed, at the office of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal. If a Shareholder wishes to deposit Rockwell Shares pursuant to the Offer and the certificate(s) representing such Rockwell Shares are not immediately available or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, those Rockwell Shares may nevertheless be deposited in compliance with the procedure for guaranteed delivery. See "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

        Shareholders whose Rockwell Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Rockwell Shares directly to the Depositary.

        Shareholders in South Africa who wish to accept the Offer should follow the procedures set forth in Section 14, "Information for Shareholders in South Africa".

Withdrawal of the Deposited Rockwell Shares

        Any Rockwell Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time until they have been taken up by the Offeror or, if the Shareholder Rights Plan is in effect, at any time before they are taken up and paid for by the Offeror. Additional withdrawal rights may be available under other circumstances under applicable law. See "Right to Withdraw Deposited Rockwell Shares" in Section 7 of the Offer. Except as so indicated or as otherwise required by applicable law, deposits of Rockwell Shares are irrevocable.

Payment

        Upon the terms and subject to the conditions of the Offer (as the same may be amended or waived), the Offeror will pay for Rockwell Shares taken up under the Offer as soon as reasonably possible thereafter and in any event not later than three (3) Business Days following the time at which such Rockwell Shares are taken up under the Offer pursuant to applicable law. See "Take up of and Payment for Deposited Rockwell Shares" in Section 6 of the Offer.

Stock Exchange Listing and Market Prices of Rockwell Shares

        The Rockwell Shares are listed for trading on the TSX and the JSE under the stock symbol "RDI". On September 8, 2008, which was the last trading day prior to the date of the Offer, the closing price of the Rockwell Shares was $0.195 on the TSX and R2.00 on the JSE.

Conditions of the Offer

        The Offeror will have the right to withdraw and terminate the Offer, and will not be required to take up or pay for any Rockwell Shares deposited under the Offer, if any of the conditions described under "Conditions of the Offer" in Section 4 of the Offer have not been satisfied or waived (to the extent permitted under the conditions) at or prior to the Expiry Time. See "Conditions of the Offer" in Section 4 of the Offer.

Subsequent Acquisition Transactions

        If the Offer is accepted by the holders of not less than 90% of the Rockwell Shares, other than those held on the date of the Offer by or on behalf of the Offeror or an affiliate of the Offeror, the Offeror currently intends to acquire, to the extent permitted, the remaining Rockwell Shares (other than the SRP Rights) pursuant to the compulsory acquisition provisions of the BCBCA. If the Offeror takes up and pays for Rockwell Shares validly deposited under the Offer and acquires less than such percentage, or the compulsory acquisition provisions of the BCBCA are otherwise unavailable, the Offeror currently intends to implement other means of acquiring, directly or indirectly, all of the Rockwell Shares available in accordance with applicable law, including by way of a Subsequent Acquisition Transaction. See "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular.

Canadian Federal Income Tax Considerations

        A Shareholder who is resident in Canada, who holds Rockwell Shares as capital property and who sells such Rockwell Shares to the Offeror under the Offer, will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Rockwell Shares.

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Rockwell Shares under the Offer, unless those shares constitute "taxable Canadian property" to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Rockwell Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Rockwell Shares pursuant to any Subsequent Acquisition Transaction.

        See "Canadian Federal Income Tax Considerations" in Section 18 of the Circular.

Depositary and Information Agent

        CIBC Mellon Trust Company has been retained as the Depositary and Kingsdale Shareholder Services Inc. has been retained as the Information Agent for the Offer. The Depositary and/or the Information Agent may contact Shareholders by mail, telephone, telecopy, facsimile and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to Shareholders. See under "Depositary and Information Agent" in Section 19 of the Circular.

OFFER

        The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making any decision with respect to the Offer.

September 9, 2008

TO THE SHAREHOLDERS OF ROCKWELL:

1.     THE OFFER

        The Offeror hereby offers to purchase, on and subject to the following terms and conditions, all of the outstanding Rockwell Shares, including Rockwell Shares which become outstanding on the exercise of outstanding Rockwell Options, Rockwell Warrants or other rights to purchase Rockwell Shares (other than on the exercise of SRP Rights) at a price of $0.36 in cash per Rockwell Share.

        The Offer is made only for Rockwell Shares and is not made for any options (including Rockwell Options), warrants (including Rockwell Warrants) or other rights to acquire Rockwell Shares (other than SRP Rights). Any holder of such options, warrants or other rights to purchase Rockwell Shares who wishes to accept the Offer must exercise the options (including Rockwell Options), warrants (including Rockwell Warrants) or other rights to obtain certificates representing Rockwell Shares and deposit those Rockwell Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that the holders of options, warrants and other rights to purchase Rockwell Shares will have Rockwell Share certificates available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

        The Offeror believes that as of the date hereof there are approximately 238,041,569 Rockwell Shares outstanding, 7,309,500 Rockwell Options and 161,379,154 Rockwell Warrants.

2.     TIME FOR ACCEPTANCE

        The Offer is open for acceptance until the Expiry Time on the Expiry Date, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offeror.

3.     MANNER OF ACCEPTANCE

Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at any of the offices of the Depositary listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time:

  (a)
  the certificate or certificates representing the Rockwell Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the accompanying form (or a facsimile) properly completed and signed as required by the rules and instructions set out in the Letter of Transmittal; and

  (c)
  any other documents specified in the instructions set out in the Letter of Transmittal.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) to which the Letter of Transmittal relates, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Rockwell Shares under the Offer and either the certificate(s) representing the Rockwell Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Rockwell Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying this Offer (or a manually signed facsimile thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its office in Toronto as set forth in the accompanying Notice of Guaranteed Delivery; and

  (c)
  the certificate(s) representing deposited Rockwell Shares, in proper form for transfer, together with a Letter of Transmittal (or a facsimile) properly completed and signed and all other documents required by the Letter of Transmittal, are received by the Depositary at any of the offices of the Depositary listed in the Letter of Transmittal before 4:30 p.m. (Vancouver time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary as set forth in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

        The Offer will be deemed to be accepted only if the Depositary actually has received the requisite documents at or before the time specified. In all cases, payment for the Rockwell Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Rockwell Shares, a Letter of Transmittal (or a facsimile) properly completed and signed covering the Rockwell Shares with the signatures guaranteed in accordance with the instructions and rules set out therein, and any other required documents.

        The method of delivery of the certificate(s) representing Rockwell Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested.

        Shareholders whose Rockwell Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Rockwell Shares to the Offer.

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Rockwell Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Rockwell Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Rockwell Shares directly to the Depositary.

Power of Attorney

        The execution of a Letter of Transmittal irrevocably appoints the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the Shareholder delivering the Letter of Transmittal with respect to the Rockwell Shares registered in the name of the holder on the securities registers maintained by Rockwell and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Rockwell Shares"), and with respect to any and all (A) dividends, distributions, payments, securities, rights, warrants or other interests accrued, declared, issued, transferred, made or distributed on or in respect of the Purchased Rockwell Shares on or after September 9, 2008, and (B) SRP Rights (collectively, the "Other Property"), effective from and after the time that the Offeror takes up and pays for the Purchased Rockwell Shares (the "Effective Time"), with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable) to:

  (a)
  register or record the transfer or cancellation of Purchased Rockwell Shares and Other Property on the appropriate registers;

  (b)
  vote, execute and deliver any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Rockwell Shares and any Other Property, revoke any such instrument, authorization or consent given prior to or after the Effective Time, and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Shareholder in respect of such Purchased Rockwell Shares and such Other Property for all purposes;

  (c)
  execute, endorse and negotiate any cheques or other instruments representing any distribution payable to the Shareholder in respect of the Purchased Rockwell Shares; and

  (d)
  exercise any other rights of a holder of Purchased Rockwell Shares and Other Property.

        A Shareholder who executes a Letter of Transmittal also agrees, from and after the Effective Time:

  (a)
  not to vote any of the Purchased Rockwell Shares or Other Property at any meeting of holders of those securities;

  (b)
  not to exercise any other rights or privileges attached to any of those securities; and

  (c)
  to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of those securities.

        At the date on which the Offeror purchases the Purchased Rockwell Shares, all prior proxies given by the holder of those Purchased Rockwell Shares with respect to those shares and to any Other Property shall be revoked and no subsequent proxies may be given by such holder with respect thereto.

Depositing Shareholders' Representations and Warranties

        The deposit of Rockwell Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Rockwell Shares being deposited (and any Other Property); (ii) such Shareholder owns the Rockwell Shares which are being deposited (and any Other Property) free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others; (iii) the deposit of such Rockwell Shares complies with applicable securities laws; and (iv) when such Rockwell Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Other Property) free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others. The acceptance of the Offer pursuant to the procedures set forth above shall constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

        The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.     CONDITIONS OF THE OFFER

        Notwithstanding any other provisions of the Offer, the Offeror will have the right to withdraw the Offer and not take up, purchase or pay for any Rockwell Shares deposited under the Offer, to extend the period of time during which the Offer is open, to vary or change any term of the Offer, and/or to postpone taking up and paying for any Rockwell Shares deposited under the Offer, if any of the following conditions are not satisfied, or waived by the Offeror in its sole judgment and discretion (other than the condition in (b) below which the Offeror shall not waive), at or prior to the Expiry Time:

  (a)
  there shall have been properly and validly deposited under the Offer and not withdrawn that number of Rockwell Shares which, when combined with the number of Rockwell Shares then owned by the Offeror and its affiliates, represents not less than 66 2/3% of the then outstanding Rockwell Shares, on a fully-diluted basis (the "Deposit Minimum Condition");

  (b)
  there shall have been properly and validly deposited under the Offer and not withdrawn, that number of Rockwell Shares that represents more than 50% of the Rockwell Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan);

  (c)
  all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any administrative agency, commission, governmental authority or other instrumentality or stock exchange having jurisdiction in Canada, the United States or South Africa that are, in the Offeror's reasonable discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, will have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

  (d)
  the occurrence of one of the following:

  (i)
  the Rockwell Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Rockwell Shares by the Offeror under the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition;

  (ii)
  the SRP Rights and/or the Shareholder Rights Plan have become or been held unexercisable or unenforceable with respect to the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition or, if SRP Rights are otherwise exercisable at the date of the Offer, whether as a result of the Offer or not, the SRP Rights shall have become unexercisable or unenforceable by the Expiry Time; or

  (iii)
  the Offer is permitted, and continues to be permitted, under the Shareholder Rights Plan without triggering the SRP Rights;

  (e)
  there shall not be in effect, as of the Expiry Time, any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or other legal restraint or prohibition issued by any court, administrative agency or commission or other governmental authority or instrumentality or stock exchange:

  (i)
  challenging the Offer or preventing the completion of the Offer or the ability of the Offeror to make or maintain the Offer as it has been made;

  (ii)
  imposing any material limitations or conditions on the Offer, not currently contained in the Offer;

  (iii)
  prohibiting or restricting (A) the acquisition of Rockwell Shares under the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction; (B) the take-up or payment of Rockwell Shares by the Offeror; or (C) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Rockwell Shares;

  (iv)
  imposing on the Offeror or Rockwell or any of their respective subsidiaries or affiliates any damages that are material in connection with the Offer;

  (v)
  prohibiting or limiting the ownership or operation by the Offeror of any material portion of the business or assets (including mineral projects) of Rockwell or its subsidiaries or compelling the Offeror or its subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets (including mineral projects) of Rockwell or any of its subsidiaries;

  (vi)
  prohibiting the Offeror from effectively controlling, in any material respect, the business or operations of Rockwell or its subsidiaries; or

    (vii)
    constituting a Material Adverse Effect;

  (f)
  there shall not be pending or threatened as of the Expiry Time any act, suit, action or proceeding by or before any court, administrative agency or commission or other governmental authority or instrumentality or stock exchange, nor shall any statute, rule, regulation, order or similar law have been proposed, enacted, entered or promulgated by any administrative agency or commission or other governmental authority or instrumentality or stock exchange:

  (i)
  challenging the Offer or preventing the completion of the Offer or the ability of the Offeror to make or maintain the Offer as it has been made;

  (ii)
  imposing any material limitations or conditions on the Offer, not currently contained in the Offer;

  (iii)
  seeking to prohibit or restrict (A) the acquisition of Rockwell Shares under the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction; (B) the take-up or payment of Rockwell Shares by the Offeror; or (C) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Rockwell Shares;

  (iv)
  seeking to obtain from the Offeror or Rockwell or any of their respective subsidiaries or affiliates any damages that are material in connection with the Offer;

  (v)
  seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets (including mineral projects) of Rockwell or its subsidiaries or to compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the business or assets (including mineral projects) of Rockwell or any of its subsidiaries;

  (vi)
  seeking to prohibit the Offeror from effectively controlling, in any material respect, the business or operations of Rockwell or its subsidiaries;

  (vii)
  which would, if successful, in the reasonable discretion of the Offeror, make uncertain the ability of the Offeror to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

  (viii)
  which otherwise would be reasonably likely to constitute a Material Adverse Effect;

  (g)
  there shall not, as of the Expiry Time, exist any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced or applied, nor shall there be by any court, administrative agency or commission or other governmental authority or instrumentality, which requires consent or approval or prohibits, restricts or makes illegal the consummation of any or all of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (h)
  the Offeror shall have obtained or received all approvals, consents, clearances or waivers required to be obtained or received from any administrative agency or commission or other governmental authority or instrumentality or stock exchange in connection with any or all of the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction, or any applicable waiting period under the Competition Act, the Investment Canada Act and under other similar laws of other jurisdictions in which the Offer is made or in which Rockwell carries on business;

  (i)
  the South African Competition Authorities have approved the proposed acquisition in terms of the South African Competition Act, as amended, either unconditionally or subject to such conditions as may be acceptable to the Offeror, on or before November 10, 2008;

  (j)
  there shall not have occurred or been threatened on or after the date of the Offer:

  (i)
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in Canada, the United States or South Africa for Rockwell Shares;

  (ii)
  any extraordinary or material adverse change in the financial markets or major stock exchanges in Canada or in South Africa or in the market price of Rockwell Shares;

    (iii)
    any change in the general political, market, economic or financial conditions in Canada or South Africa that could, in the reasonable judgment of the Offeror, constitute a Material Adverse Effect;

    (iv)
    a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or South Africa;

    (v)
    a commencement of war or armed hostilities or other national or international calamity involving Canada, the United States or South Africa; or

    (vi)
    in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

  (k)
  the Offeror shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Rockwell prior to September 8, 2008, being the last day before the Offeror's announcement of the Offer, in respect of any of the properties, mineral projects or other assets, including any mineral rights, claims, licenses, permits or concessions of any nature whatsoever owned by Rockwell or any of its subsidiaries and affiliates;

  (l)
  the Offeror shall have determined, in its reasonable discretion, that none of the following shall exist as of the Expiry Time or shall have occurred (and which has not been cured or waived), or is threatened:

  (i)
  any property, right, franchise, concession, permit or licence of Rockwell or of any of its affiliates or subsidiaries (including any mineral rights, claims, licenses, permits or concessions of any nature whatsoever) has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Rockwell Shares deposited pursuant to the Offer, the completion of a Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Offeror of the acquisition of Rockwell Shares or make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Rockwell Shares deposited pursuant to the Offer; or

  (ii)
  any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Rockwell or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject (including any mineral rights, claims, licenses, permits or concessions of any nature whatsoever) that might reduce the expected economic value to the Offeror of the acquisition of Rockwell Shares or make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Rockwell Shares deposited pursuant to the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Rockwell Shares deposited pursuant to the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

  (m)
  the Offeror shall have determined, in its reasonable discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after September 8, 2008, being the last day immediately before the Offeror's announcement of the Offer, that constitutes or may constitute a Material Adverse Effect on Rockwell and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Rockwell and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after September 8, 2008, that, in the reasonable discretion of the Offeror, constitutes or may constitute a Material Adverse Effect on Rockwell;

  (n)
  the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Rockwell with any securities commission, stock exchange or similar securities regulatory authority in any of the provinces of Canada or in South Africa or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Rockwell, and Rockwell shall have disclosed all material changes in relation to Rockwell which occurred prior to September 8, 2008 in a non-confidential material change report filed with the securities regulatory authorities in any of the provinces of Canada prior to September 8, 2008;

  (o)
  the Offeror shall have determined, in its reasonable discretion, that none of Rockwell, nor any of its affiliates or its subsidiaries, nor any third party has taken or proposed to take any action or has failed to take any action, or has disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Rockwell prior to September 8, 2008), which might reduce the expected economic value to the Offeror of the acquisition of Rockwell Shares or make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Rockwell Shares under the Offer and/or complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation:

  (i)
  any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets (including mineral projects) of Rockwell or any of its affiliates or subsidiaries (other than a sale, disposition or other dealing between Rockwell and any affiliate or subsidiary in the ordinary course of business consistent with past practice);

  (ii)
  any issuances of securities (other than in connection with the exercise of vested Rockwell Options or Rockwell Warrants outstanding on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or other rights to purchase securities;

  (iii)
  the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practices);

  (iv)
  any incurrence of debt or material steps in furtherance thereof;

  (v)
  any acquisition from a third party of assets or securities of Rockwell or any of its affiliates or subsidiaries (except in the ordinary course of business consistent with past practice);

  (vi)
  any take-over bid (other than the Offer), merger, amalgamation (other than between Rockwell and any wholly-owned subsidiary), statutory arrangement, recapitalization, reorganization, business combination, share exchange, joint venture or similar transaction involving Rockwell or any of its affiliates or subsidiaries;

  (vii)
  entering into, modifying or terminating any agreements or arrangements of Rockwell or its affiliates or subsidiaries with their respective directors, senior officers or employees, including, without limitation, employment, change in control, severance compensation or similar agreement;

  (vii)
  instituting, cancelling or modifying, or, except as may be required by any statute, rule or regulation, taking any action to institute, cancel or modify, any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of Rockwell or any of its subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer;

  (ix)
  any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Rockwell Shares or other securities of Rockwell or any of its affiliates or subsidiaries;

  (x)
  the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any joint ventures or material properties or mineral projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business and consistent with past practice and only if so doing would not constitute a Material Adverse Effect on Rockwell);

  (xi)
  any change to Rockwell's constating corporate documents; or

    (xii)
    any proposal, plan, intention or agreement to do any of the foregoing;

  (p)
  the Offeror and its advisors and employees, and those of its affiliates, shall have been provided with, or shall have been given reasonable access to, by no later than September 24, 2008, information relating to Rockwell and its subsidiaries and their respective businesses and affairs (including to their mineral projects), including access to the management of Rockwell and its subsidiaries, and the Offeror shall be satisfied upon completion of its review of such information (which the Offeror anticipates will take 21 days to complete) that such information does not contain any facts or other information that might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Rockwell Shares under the Offer or the completion of a Compulsory Acquisition Transaction or Subsequent Acquisition Transaction.

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have (other than the condition in (b) above which the Offeror shall not waive). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable law, cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under "Notice and Delivery" in Section 10 of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up, accept for payment or pay for any Rockwell Shares deposited under the Offer, and the Depositary will promptly return all certificates for deposited Rockwell Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.     EXTENSION, VARIATION OR CHANGE IN THE OFFER

        The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or the Offer Period is extended.

        Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend the Expiry Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending the Expiry Time, the Expiry Time shall be, and be deemed to be, so extended. The Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth under "Notice and Delivery" in Section 10 of the Offer, to all registered holders of Rockwell Shares whose Rockwell Shares have not been taken up at the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable law. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        In the event that at the Expiry Time more than 50% of the Rockwell Shares held by "independent shareholders" (as defined in the Shareholder Rights Plan) are deposited or tendered to the Offer and not withdrawn, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Rockwell Shares for not less than ten (10) Business Days from the date of such public announcement.

        Notwithstanding the foregoing but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all Rockwell Shares then deposited under the Offer and not withdrawn.

        Where the terms of the Offer are varied (except a variation consisting solely of the waiver of a condition and any extension of the Offer resulting from the waiver), the Offer Period will not expire before ten (10) days after the notice of change or variation has been given to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or securities regulatory authorities.

        If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, or in any notice of change or notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its associates or affiliates), the Offeror shall promptly give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under "Notice and Delivery" in Section 10 of the Offer to all Shareholders whose Rockwell Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will promptly make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        During any such extension, or in the event of any variation or change in information, all Rockwell Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out under "Right to Withdraw Deposited Rockwell Shares" in Section 7 of the Offer. An extension of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out under "Conditions of the Offer" in Section 4 of the Offer.

        If the consideration being offered for the Rockwell Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Rockwell Shares are taken up under the Offer, whether or not such Rockwell Shares were taken up before the increase. If the Offeror purchases Rockwell Shares other than pursuant to the Offer during the period of time within which Rockwell Shares may be deposited pursuant to the Offer, the Rockwell Shares acquired other than pursuant to the Offer shall be counted to determine whether the Deposit Minimum Condition has been fulfilled.

        If, at any time during the Offer Period, (i) the SRP Rights are redeemed or the application of the Shareholder Rights Plan to the Offer waived; or (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Rockwell Shares upon the exercise of the SRP Rights; or (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer; or (iv) the SRP Rights and/or the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Rockwell Shares with respect to the Offer, a Compulsory Acquisition Transaction or any Subsequent Acquisition Transaction; or (v) the Shareholder Rights Plan otherwise becomes inoperative for any reason, including by application of the rules of the TSX or vote of shareholders, then the Offeror reserves the right to vary or amend any terms or conditions of the Offer which it, in its sole discretion, then deems advisable.

6.     TAKE UP OF AND PAYMENT FOR DEPOSITED ROCKWELL SHARES

        Upon the terms and subject to the conditions of the Offer, the Offeror will take up Rockwell Shares duly and validly deposited pursuant to the Offer in accordance with the terms hereof as soon as reasonably possible and in any event not later than three (3) Business Days following the time at which it becomes entitled to take up Rockwell Shares under applicable law. Any Rockwell Shares taken up will be paid for as soon as possible, and in any event not later than three (3) Business Days following the time at which such Rockwell Shares are taken up under the Offer pursuant to applicable law. Any Rockwell Shares deposited pursuant to the Offer after the first date on which Rockwell Shares have been taken up and paid for by the Offeror will be taken up and paid for within ten (10) days of such deposit. No Rockwell Shares shall be taken up or paid for prior to the Expiry Time.

        For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Rockwell Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice to the Depositary, at its principal office in Toronto, to that effect and as required by applicable law.

        The Offeror reserves the right, in its sole discretion, to delay taking up or paying for any Rockwell Shares or to terminate the Offer and not take up or pay for any Rockwell Shares if any condition specified under "Conditions of the Offer" in Section 4 of the Offer is not satisfied or waived (to the extent such waiver is permitted in the conditions) by the Offeror. The Offeror will not, however, take up and pay for any Rockwell Shares deposited under the Offer unless it simultaneously takes up and pays for all Rockwell Shares then validly deposited under the Offer.

        The Offeror will pay for Rockwell Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary). The Depositary will act as the agent of persons who have deposited Rockwell Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Rockwell Shares. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Rockwell Shares purchased by the Offeror, regardless of any delay in making such payment.

        Settlement with each Shareholder who has validly deposited and not withdrawn Rockwell Shares under the Offer will be effected by the Depositary by forwarding a cheque, payable in Canadian funds, representing the cash payment for such securities to which such Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, any such cheque will be issued in the name of the registered holder of Rockwell Shares so deposited. Unless the person who deposits Rockwell Shares instructs the Depositary to hold such cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified therein, such cheque will be forwarded to the address of the holder as shown on the share register maintained by Rockwell or Rockwell's transfer agent. Cheques mailed in accordance with this paragraph will be deemed to have been delivered upon the date of mailing.

        Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Rockwell Shares directly with the Depositary.

        If any deposited Rockwell Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Rockwell Shares than are deposited, certificates for unpurchased Rockwell Shares will be returned to the depositing Shareholder as soon as is practicable following the termination of the Offer by either sending new certificates representing Rockwell Shares not purchased or by returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Rockwell or Rockwell's transfer agent, as soon as practicable after the termination of the Offer.

7.     RIGHT TO WITHDRAW DEPOSITED ROCKWELL SHARES

        Except as otherwise provided in this Section 7, all deposits of Rockwell Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Rockwell Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

  (a)
  at any time when the Rockwell Shares have not been taken up by the Offeror;

  (b)
  if the Rockwell Shares have not been paid for by the Offeror within three (3) Business Days after having been taken up; or

  (c)
  at any time before the expiration of ten (10) days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Rockwell Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Rockwell Shares have not been taken up by the Offeror at the date of the notice.

        Notwithstanding the above, if the Shareholder Rights Plan is in effect, any Rockwell Shares deposited in acceptance of the Offer may, in addition to the circumstances described above, be withdrawn at the place of deposit by or on behalf of the depositing Shareholder at any time until the Rockwell Shares have been taken up and paid for by the Offeror.

        Withdrawals of Rockwell Shares deposited pursuant to the Offer must be effected by written notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Rockwell Shares are taken up (or paid for, if applicable), and will be effective upon actual receipt by the Depositary. Notices of withdrawal: (i) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Rockwell Shares which are to be withdrawn; (iii) must specify such person's name, the number of Rockwell Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Rockwell Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit of the applicable Rockwell Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Rockwell Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

        If the Offeror is delayed in taking up or paying for Rockwell Shares or is unable to take up and pay for Rockwell Shares, then, without prejudice to the Offeror's other rights, Rockwell Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Rockwell Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

        Any Rockwell Shares withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described under "Manner of Acceptance" in Section 3 of the Offer.

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Offerees' Statutory Rights" in Section 22 of the Circular.

8.     MAIL SERVICE INTERRUPTION

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Rockwell Shares were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under "Take up of and Payment for Deposited Rockwell Shares" in Section 6 of the Offer, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under "Notice and Delivery" in Section 10 of the Offer.

9.     DIVIDENDS AND DISTRIBUTIONS

        If, on or after the date of the Offer, Rockwell should divide, combine or otherwise change any of the Rockwell Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion, may make such adjustments as it considers appropriate to the purchase price and the other terms and conditions of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change.

        Rockwell Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including the right to all Other Property.

        If, on or after September 9, 2008, Rockwell should declare, set aside or pay any dividend, or other distribution or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Rockwell Share that is payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Rockwell or its agent of such Rockwell Share following acceptance thereof for purchase pursuant to the Offer, then (i) in the case of any such cash dividend, distribution or payment, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Rockwell Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Rockwell Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Rockwell Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Rockwell Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10.   NOTICE AND DELIVERY

        Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid to the registered holders of Rockwell Shares at their respective addresses appearing in the securities registers maintained by Rockwell or its agent and, unless otherwise specified by applicable law, will be deemed to have been received on the first Business Day following mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing.

        If mail service is interrupted following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is published once in the National Edition of The Globe and Mail or The National Post, and La Presse.

        The Offer will be mailed to registered holders of Rockwell Shares by first class mail, postage prepaid or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the transfer agent and registrar on behalf of Rockwell in respect of the Rockwell Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Rockwell Shares where such listings are received.

        Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at an address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.   ACQUISITION OF ROCKWELL SHARES NOT DEPOSITED UNDER THE OFFER

        If, within four months after the date of the Offer, at least 90% of the issued and outstanding Rockwell Shares not held by, or held by a nominee for, the Offeror or its affiliates, are validly tendered pursuant to the Offer, the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Rockwell Shares validly deposited under the Offer, the Offeror intends, subject to compliance with all applicable laws, to undertake a Compulsory Acquisition to acquire all of the Rockwell Shares not deposited under the Offer. If the Offeror takes up and pays for Rockwell Shares validly deposited under the Offer and the Offeror is not entitled to effect a Compulsory Acquisition, the Offeror intends to acquire, directly or indirectly, all of the remaining Rockwell Shares pursuant to a Subsequent Acquisition Transaction. If the Deposit Minimum Condition is satisfied, the Offeror will own sufficient Rockwell Shares to effect such Subsequent Acquisition Transaction. See "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular.

12.   MARKET PURCHASES

        The Offeror intends to purchase Rockwell Shares, as permitted by law and the Shareholder Rights Plan, including by making purchases through the facilities of the TSX and the JSE, subject to applicable law, at any time and from time to time before the Expiry Time. In no event will the Offeror make any such purchases of Rockwell Shares through the facilities of the TSX and the JSE until the third business day following the date of the Offer. The aggregate number of Rockwell Shares acquired by the Offeror through the facilities of the TSX during the Offer Period will not exceed 5% of the number of Rockwell Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX and the JSE on each day on which such Rockwell Shares have been purchased. Any Rockwell Shares so purchased shall be counted in determining whether the Deposit Minimum Condition has been fulfilled.

        For the purposes of this Section 12, the Offeror includes the Offeror and any person or company acting jointly or in concert with the Offeror.

        Although the Offeror has no present intention to sell Rockwell Shares taken up under the Offer, it reserves the right to make or to enter into an agreement, commitment or understanding at or prior to the Expiry Time to sell any of such Rockwell Shares (including those that may be taken up under the Offer) after the Expiry Time or after any withdrawal or termination of the Offer.

13.   OTHER TERMS OF THE OFFER

        No stockbroker, investment dealer or other person (including the Depositary) has been authorized to give any information or make any representation on behalf of the Offeror or its affiliates other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

        The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

        The Offer and all contracts resulting from the acceptance hereof shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

        In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

        The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any elections and the validity of any withdrawals of Rockwell Shares.

        The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Rockwell Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of persons depositing Rockwell Shares to receive payment for Rockwell Shares validly deposited and accepted for payment pursuant to the Offer.

14.   INFORMATION FOR SHAREHOLDERS IN SOUTH AFRICA

        The Offer is being made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. Shareholders should be aware that such disclosure requirements are different from those in South Africa.

Procedure for Acceptance of the Offer

Dematerialised Shareholders Who Wish to Accept the Offer

        Dematerialised shareholders who wish to accept the Offer must as soon as possible notify their duly appointed CSDPs or brokers of their acceptance of the Offer in the time and manner stipulated in the custody agreements entered into between the dematerialised shareholders and their CSDPs or brokers. Such dematerialised shareholders must not complete the Letter of Transmittal.

Certificated Shareholders Who Wish to Accept the Offer

        Certificated shareholders who wish to accept the Offer must complete a Letter of Transmittal and send it, together with their Documents of Title in respect of their Rockwell Shares, at their own risk, to the South African Receiving Agent at 11 Diagonal Street, Johannesburg, 2001, or P.O. Box 4844, Johannesburg, 2000 as soon as possible, but in any event before 5:00 p.m. (South African time) on November 11, 2008 in order for certificated shareholders to receive the consideration.

        No receipts will be issued for Documents of Title surrendered unless specifically requested. The South African Receiving Agent will prepare special transaction receipts if requested.

        If Documents of Title relating to Rockwell Shares have been lost or destroyed, certificated shareholders should nevertheless return a Letter of Transmittal duly signed and completed, together with evidence satisfactory to the Offeror that the Documents of Title to the relevant Rockwell Shares have been lost or destroyed and an indemnity acceptable to the Offeror (the cost of which shall be borne by the certificated shareholders concerned).

        If a Letter of Transmittal is not received by the South African Receiving Agent by 5:00 p.m. (South African time) on November 11, 2008, the Offer will be deemed to have been declined. No late acceptances will be considered if received by the South African Receiving Agent after 5:00 p.m. (South African time) on November 11, 2008.

Settlement of the Consideration

        Both dematerialised shareholders and certificated shareholders should note that the consideration due to them will be converted into R on the date of payment of the consideration, in accordance with the Exchange Control Regulations, based on the then prevailing R/$ exchange rate.

Dematerialised Shareholders

        The consideration due to dematerialised shareholders will be paid into their accounts with their CSDPs or brokers at their risk, and dealt with in terms of the custody agreements entered into between such dematerialised shareholders and their CSDPs or brokers, provided that such acceptances are received by the South African Receiving Agent before 5:00 p.m. (South African time) on November 11, 2008.

Certificated Shareholders

        The consideration due to certificated shareholders will be transferred or posted (as the case may be), by ordinary mail, at the risk of the certificated shareholders concerned, upon receipt of the Letter of Transmittal, together with the relevant Documents of Title (in negotiable form) by the South African Receiving Agent.

        The settlement of the consideration for both dematerialised shareholders and certificated shareholders will be made subject to Exchange Control Regulations.

Tax Implications for Offerees

        The South African tax treatment of offerees is dependent on their individual circumstances and the tax jurisdiction applicable to such offerees. It is recommended that, if offerees are uncertain about their tax treatment, they seek appropriate advice in this regard.

Dated: September 9, 2008
0833824 B.C. Ltd.
(signed) GREGORY J. RADKE
Director

CIRCULAR

        This Circular is furnished in connection with the accompanying Offer dated September 9, 2008 by the Offeror to purchase all the issued and outstanding Rockwell Shares, including associated SRP Rights and Rockwell Shares that become outstanding on the exercise of Rockwell Options, Rockwell Warrants or other rights to acquire Rockwell Shares (other than SRP Rights). Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights.

        The information concerning Rockwell and its directors and officers contained in the Offer and this Circular has been taken from or is based upon publicly available information and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, it does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Rockwell or its directors or officers to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to the Offeror.

1.     THE OFFEROR AND PALA

        The Offeror was incorporated on August 29, 2008 under the BCBCA. The Offeror has not carried on any business prior to the date hereof, other than in respect of the Offer. The Offeror's head office and principal place of business is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

        Pala, registered in Jersey, was launched in 2006. It is a U.S.$1.2 billion multi-strategy investment company with a particular focus on mining and resource companies in both developed and emerging markets. Pala is advised on an exclusive basis by Pala AG.

        At the date of the Offer, Pala has beneficial ownership of, or exercises control or direction over, 42,966,900 Rockwell Shares and 5,577,000 Rockwell Warrants, representing approximately 19.93% of the outstanding Rockwell Shares (calculated on the basis that the Rockwell Warrants held by Pala are treated as outstanding Rockwell Shares).

2.     ROCKWELL DIAMONDS INC.

        Rockwell's public disclosure indicates that it is an established alluvial diamond mining company focused on creating a growth-oriented mid-tier mining and development company. Rockwell has acquired interests and rights in a number of alluvial diamond projects and properties in South Africa. Rockwell has also acquired access to an alluvial diamond project in the Democratic Republic of Congo.

        The Rockwell Shares are listed and posted for trading on the TSX and the JSE under the symbol "RDI".

        Rockwell is a corporation organized under the laws of British Columbia and has its principal office at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Rockwell's telephone number is (604) 684-6365 and its website is www.rockwelldiamonds.com. Information contained on Rockwell's website is not incorporated by reference in this Offer or Circular.

        For further information regarding Rockwell, refer to Rockwell's filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com.

3.     BACKGROUND TO THE OFFER

        Pala has been an investor in Rockwell since May 9, 2007 and, as part of its ongoing investment management process, regularly reviews the performance, strategy and outlook of its investments, including for Rockwell.

        On February 19, 2008, John Bristow and Dominique de la Roche, respectively Chief Executive Officer and Chief Financial Officer of Rockwell, presented their current strategy for Rockwell to representatives of Pala AG, the exclusive advisor to Pala. The common shares of Rockwell closed trading on the TSX on February 28, 2008 at $0.54.

        During March and April 2008, Pala evaluated the strategy of Rockwell, as presented, and evaluated further strategic options that Pala believed could be value-creative for Rockwell's shareholders. By the end of April 2008, Rockwell's common share price had fallen to $0.48 on the TSX. In partial concern over the eroding share price of Rockwell, on April 28, Pala AG, acting on behalf of Pala in its capacity as Pala's exclusive advisor, wrote to David Copeland, Chairman of Rockwell, and John Bristow, outlining Pala's views on the strategic direction of Rockwell, and detailing a number of strategic options it believed would be value-creative for Rockwell's shareholders.

        During May and June 2008, Pala AG held a number of calls with John Bristow and Mark Bristow, director of Rockwell, to discuss Pala's recommendations for Rockwell. The strategic options suggested by Pala for Rockwell did not receive the support of either John Bristow or Mark Bristow, and at this point in time Pala ceased to pursue discussions of these strategic options with Rockwell, or its views as to Rockwell's strategic direction.

        In light of management's unwillingness to consider value-creating options, during July 2008 Pala reconsidered its options with respect to its investment in Rockwell, and in late July exchanged correspondence with John Bristow regarding the potential for Pala to acquire 100% of Rockwell's common shares, thus taking the company private. On July 31, 2008, Rockwell's common share price on the TSX had fallen to $0.26, a decrease of more than 50% since February 28, 2008.

        On August 8, representatives of Pala AG, acting on behalf of Pala, met with John Bristow to outline the rationale for Pala making an offer to Rockwell shareholders and the mechanisms by which such an offer could be accomplished as well as the rationale for Rockwell considering such an offer.

        On August 27, representatives of Pala AG, Pala's exclusive advisor, received a phone call from John Bristow in which he declined to consider any further the ideas that Pala had put forth on August 8. Pala's representatives responded by indicating that Pala would consider alternatives, including the possibility of taking its proposal directly to Rockwell's shareholders.

        On August 28, representatives of Pala AG, Pala's exclusive advisor, received correspondence from Rockwell in which it confirmed John Bristow's telephone comments of the previous day, declining to pursue further Pala's interest in acquiring Rockwell.

        On August 29, Pala wrote to the board of directors of Rockwell, formally indicating its interest in acquiring 100% of Rockwell's shares in an all cash offer of $0.40 per share, subject to and conditional upon, among other things, a period of due diligence and Rockwell providing a period of exclusivity to Pala. The letter stipulated that if Rockwell was interested in pursuing the potential transaction, it should respond by September 5, 2008. Pala's indicative offer price represented a 135% premium to the closing price on the TSX on August 28, 2008. On August 29, 2008, Rockwell's common share price on the TSX closed at $0.175 per share, a further 32% drop in value from July 31, 2008 and a 67.6% fall in value from February 28, 2008.

        Also on August 29, but after Pala had sent its letter to the board of directors of Rockwell, Pala, as Rockwell's largest shareholder, received a telephone call and follow-up correspondence from an advisor to a third party seeking to arrange a meeting regarding possible transactions between Rockwell and the third party. On September 1, Pala received correspondence directly from such third party seeking to arrange a meeting to discuss a possible transaction involving Rockwell. On September 2, Pala wrote to the third party declining any interest in participating in any discussion.

        On September 3, 2008, representatives of Pala AG, Pala's exclusive advisor, spoke with Mark Bristow, who advised that Rockwell could not confirm whether it was interested in pursuing a transaction until at least September 15, 2008, as it needed time to assess its value and, therefore, could not comply with Pala's request for confirmation of its interest in a potential transaction by the requested date.

        On September 5, 2008, Pala received a letter from Mark Bristow, in which he reiterated many of the points made in his telephone call of September 3, 2008.

        On September 9, 2008, Pala formally commenced the Offer by means of published advertisement.

4.     PURPOSE OF THE OFFER

        The purpose of the Offer is to enable the Offeror to acquire ownership of all of the outstanding Rockwell Shares not currently beneficially owned, or over which control or direction is not exercised, directly or indirectly, by Pala, including Rockwell Shares which may become outstanding on the exercise of stock options, warrants or other rights to purchase Rockwell Shares (other than the SRP Rights). If the Offeror takes up and pays for the Rockwell Shares validly deposited under the Offer, the Offeror currently intends to exercise its statutory right to acquire, to the extent permitted, all of the Rockwell Shares not deposited under the Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be called to consider a statutory arrangement, amalgamation, consolidation, corporate reorganization or other transaction that may constitute a "business combination" under MI 61-101 for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Rockwell Shares not deposited under the Offer. The exact timing and details of a Compulsory Acquisition or Subsequent Acquisition Transaction involving Rockwell will necessarily depend upon a variety of factors, including the number of Rockwell Shares acquired pursuant to the Offer. See "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular.

5.     PLANS FOR ROCKWELL

        If the Offer is successful and the Offeror acquires more than 66 2/3% of the outstanding Rockwell Shares, the Offeror intends to designate such number of directors of the Rockwell Board of Directors and any committees thereof, which would constitute a majority of the Rockwell Board of Directors and any committees thereof.

        Except as described in the Offer or in the Circular, the Offeror has no current plans or proposals which would relate to or result in any material changes in the affairs of Rockwell, including any proposal to liquidate Rockwell, to sell, lease or exchange all or a substantial part of its assets, to amalgamate it with any other business organization (except as part of a Subsequent Acquisition Transaction) or to make any material change in its business, corporate structure (debt or equity), management or personnel.

        If permitted by applicable law, subject to completion of the Offer, the Offeror intends that if all of the issued and outstanding Rockwell Shares are acquired as a result of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, if any, the Rockwell Shares would be delisted from the TSX and the JSE and, subject to applicable securities laws in provinces where Rockwell is a reporting issuer, Rockwell would cease to be a reporting issuer in such provinces.

6.     SOURCE OF FUNDS

        Pala will fund the Offeror with the funds necessary to pay for deposited Rockwell Shares with cash available on hand.

7.     OWNERSHIP OF SECURITIES OF ROCKWELL

        The Offeror does not have beneficial ownership of any securities of Rockwell. Pala has beneficial ownership of, or exercises control or direction over, 42,966,900 Rockwell Shares and 5,577,000 Rockwell Warrants, representing approximately 19.93% of the outstanding Rockwell Shares (calculated on the basis that the Rockwell Warrants held by Pala are treated as outstanding Rockwell Shares). No person or company is acting jointly or in concert with the Offeror other than Pala and its affiliates.

        Neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the Offeror after reasonable enquiry, (i) any associate or affiliate of an insider of the Offeror, (ii) any insider of the Offeror (other than a director or officer of the Offeror), or (iii) any person or company acting jointly or in concert with the Offeror, beneficially owns, or exercises control or direction over, any securities of Rockwell, other than the Rockwell Shares and Rockwell Warrants, beneficially owned, or over which control or direction is exercised, by Pala as described above.

8.     TRADING IN SECURITIES OF ROCKWELL

        During the six month period preceding the date of the Offer, to the knowledge of the Offeror after reasonable enquiry, no securities of Rockwell have been traded by the persons identified under "Ownership of Securities of Rockwell" in Section 7 of the Circular, except for the following:

Date of Purchase or Sale	Purchaser or Seller	Description of Security	Nature of Transaction and Number of Securities	Price of Security
March 10, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 16,000 common shares	$0.50
March 12, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 545,500 common shares	$0.53
March 14, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 25,000 common shares	$0.55
March 18, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 1,836,500 common shares	$0.55
April 7, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 55,000 common shares	$0.48
April 8, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 67,500 common shares	$0.48
April 9, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 117,000 common shares	$0.48
April 10, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 40,000 common shares	$0.48
April 11, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 41,000 common shares	$0.48
April 15, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 182,000 common shares	$0.48
May 5, 2008	Pala Investments Holdings Limited	Common shares	Purchase of 1,996,500 common shares	$0.45
May 22, 2008	Pala Investments Holdings Limited	Warrants	Sale of 4,500,000 warrants	$0.01

9.     COMMITMENTS TO ACQUIRE SECURITIES OF ROCKWELL

        Other than pursuant to the Offer, there are no commitments, agreements or understandings made by the Offeror or any of the persons or companies described in Section 7 of the Circular to acquire any securities of Rockwell.

10.   AGREEMENTS, COMMITMENTS OR UNDERSTANDINGS

        There are no agreements, commitments or understandings made or proposed to be made between the Offeror or any of its affiliates and any directors or officers of Rockwell.

        Except for the Offer, there are no agreements, commitments or understandings made or proposed to be made between the Offeror or any of its affiliates and any holder of Rockwell Shares, Rockwell Options or Rockwell Warrants relating to the Offer.

        There are no agreements, commitments or understandings made between the Offeror or any of its affiliates and Rockwell relating to the Offer, and there are no other agreements, commitments or understandings of which the Offeror is aware that could affect control of Rockwell.

11.   MATERIAL CHANGES AND OTHER INFORMATION CONCERNING ROCKWELL

        The Offeror has no information that indicates any material change in the affairs of Rockwell since the date of the last published financial statements of Rockwell other than as has been publicly disclosed by Rockwell. The Offeror has no knowledge of any material fact concerning securities of Rockwell that has not been generally disclosed by Rockwell or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12.   PRICE RANGE AND TRADING VOLUMES OF THE ROCKWELL SHARES

        The Rockwell Shares are listed and posted for trading on the TSX and the JSE. The Offeror believes that as at the date hereof there are approximately 238,041,569 Rockwell Shares outstanding, 7,309,500 Rockwell Options and 161,379,154 Rockwell Warrants. The following table sets forth the high and low sales price and volume of sales of the Rockwell Shares traded on the TSX and the JSE for the periods indicated:

	TSX			JSE
	High	Low	Volume	High		Low		Volume
2008
September 1 to September 8	$0.225	$0.175	1,108,949	R	2.00	R	1.50	559,370
August	$0.24	$0.16	657,557	R	2.80	R	1.45	1,258,283
July	$0.41	$0.25	943,070	R	3.90	R	2.80	3,242
June	$0.50	$0.42	4,033,629	R	4.00	R	3.80	237,200
May	$0.54	$0.42	6,164,537	R	3.80	R	3.34	4,778,627
April	$0.50	$0.46	1,185,356	R	4.00	R	3.50	1,209,085
March	$0.59	$0.48	3,306,380	R	4.25	R	4.00	387,977

        The closing price of the Rockwell Shares on the last trading day prior to the date of the Offer, being September 8, 2008, was $0.195 on the TSX and R2.00 on the JSE.

13.   EFFECT OF THE OFFER ON MARKET AND LISTINGS

        The purchase of Rockwell Shares by the Offeror pursuant to the Offer will reduce the number of Rockwell Shares which might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Rockwell Shares purchased under the Offer, is likely to adversely affect the liquidity and market value of the remaining Rockwell Shares held by the public. After the purchase of Rockwell Shares under the Offer, it is the Offeror's intention to take steps toward the elimination of any public reporting requirements of Rockwell under applicable securities legislation in any jurisdiction if it has an insignificant number of security holders in such jurisdiction.

        The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Rockwell Shares from the TSX. Among such criteria are the number of Shareholders, the number of Rockwell Shares publicly held and the aggregate market value of the Rockwell Shares publicly held. Depending on the number of Rockwell Shares purchased pursuant to the Offer, it is possible that the Rockwell Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Rockwell Shares could be delisted and this delisting could, in turn, adversely affect the market or result in a lack of an established market for the Rockwell Shares. It is the intention of the Offeror to apply to delist the Rockwell Shares from the TSX as soon as is practicable after completion of the Offer, if all of the issued and outstanding Rockwell Shares are deposited, or after a Compulsory Acquisition or a Subsequent Acquisition Transaction, if any. It is the intention of the Offeror to seek the delisting of the Rockwell Shares from the JSE as soon as practicable after completion of the Offer, and in compliance with the listing requirements of the JSE.

14.   REGULATORY MATTERS

Competition Act (Canada)

        The Competition Act requires pre-merger notification to the Commissioner of transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required where the transaction involves: (a) parties who, together with their affiliates, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of $400 million; and (b) the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation.

        Based upon an examination of information available to the Offeror relating to Rockwell, the Offeror believes that the Offer does not require pre-merger notification to the Commissioner.

Investment Canada Act (Canada)

        Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a "Reviewable Transaction") and in such a case cannot be implemented unless the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the transaction is likely to be of "net benefit to Canada". Generally, an application for review must be filed with the Director of Investments prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing an application for review; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review.

        The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

        Transactions that are not subject to review may be subject to a notification requirement under the Investment Canada Act and, where required, such notice must be filed up to 30 days after the completion of the transaction.

        Based upon an examination of information available to the Offeror relating to Rockwell, the Offeror believes that the Offer does not constitute a Reviewable Transaction and, accordingly, no application for review will be made.

Competition Act (South Africa)

        The South African Competition Act requires pre-merger notification to the South African Competition Authorities of transactions that meet the threshold requirements set out under section 11 of that Act. In order to determine whether such thresholds have been met the annual turnover in, into or from South Africa for the preceding financial year as well as the value of total assets in South Africa at the end of the preceding financial year of the firms to the transaction must be taken into consideration.

        Transactions are categorized into small, intermediate and large mergers. Small mergers do not require compulsory notification, whereas intermediate and large mergers do. An intermediate merger occurs where the annual turnover (gross revenue) in, into or from South Africa of the target firm meets or exceeds R30 million; or the asset value of the target firm exceeds R30 million; and the combined annual turnover (gross revenue) or assets of the target and acquiring firms (whichever combination is the highest i.e. the assets of each; the turnover of each; or the assets of one and the turnover of the other), in, into or from South Africa meet or exceed R200 million. A large merger occurs where the annual turnover (gross revenue) in, into or from South Africa of the target firm meets or exceeds R100 million; or the asset value of the target firm exceeds R100 million; and the combined annual turnover (gross revenue) or assets of the respective target and acquiring firms (whichever combination is the highest i.e. the assets of each; the turnover of each; or the assets of one and the turnover of the other), in, into or from South Africa meet or exceed R3.5 billion.

        Based upon an examination of information available to the Offeror relating to Rockwell, the Offeror's legal advisors have indicated that the Offer requires pre-merger notification to the South African Competition Authorities.

South African Exchange Control Regulations

        The following is a summary of the Exchange Control Regulations as they apply to offerees. Offerees who are not resident in, or who have registered addresses outside South Africa, must satisfy themselves as to the full observance of the laws of the relevant jurisdiction concerning the receipt of the consideration, new share certificates or the amendment of their share statements including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. If in doubt, offerees should consult their professional advisors without delay.

Emigrants from the Common Monetary Area

        In the case of offerees who are emigrants from the common monetary area and whose Rockwell Shares form part of their blocked assets, the consideration will:

  (a)
  in the case of certificated shareholders whose Documents of Title are restrictively endorsed in terms of the Exchange Control Regulations, be forwarded to the authorised dealers in foreign exchange in South Africa controlling such shareholder's blocked assets in terms of the Exchange Control Regulations. The form of acceptance, transfer and surrender makes provisions for details of the authorised dealer concerned to be given; and

  (b)
  in the case of dematerialised shareholders, be paid to their CSDPs or brokers, which shall arrange for the consideration to be credited directly to the blocked Rand accounts of the shareholders concerned with their authorised dealers in foreign exchange in South Africa.

All Other Non-Residents of the Common Monetary Area

        The consideration accruing to non-resident offerees whose registered addresses are outside of the common monetary area and who are not emigrants from the common monetary area will:

  (a)
  in the case of certificated shareholders, whose Documents of Title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to their registered address, unless written instructions to the contrary are received and an address is provided. The form of acceptance, transfer and surrender makes provisions for a substitute address or bank details to be provided; and

  (b)
  in the case of dematerialised shareholders, be paid to their duly appointed CSDPs or brokers and credited to such shareholder in terms of the provisions of the custody agreements with their CSDPs or brokers.

15.   SHAREHOLDER RIGHTS PLAN

        On April 14, 2008, the Rockwell Board of Directors approved the Shareholder Rights Plan. A press release was issued by Rockwell on April 15, 2008. The Rockwell Shareholders have not approved the Shareholder Rights Plan.

        The principal terms of the Shareholder Rights Plan are summarised in Schedule "A" to this Circular. The summary is taken directly from the management information circular dated August 15, 2008 filed by Rockwell pursuant to Canadian securities laws. The summary in Schedule "A" is qualified in its entirety by the provisions of the Shareholder Rights Plan.

        The Offeror believes that, under the Shareholder Rights Plan, the Offer constitutes a "Permitted Bid".

16.   ACQUISITION OF ROCKWELL SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

        If, within four months after the making of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the Rockwell Shares to which the Offer relates, other than Rockwell Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable laws, to acquire (the "Compulsory Acquisition") all of the remaining Rockwell Shares (other than SRP Rights) on the same terms that the Rockwell Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

        To exercise such statutory right, the Offeror must send notice (the "Offeror's Notice") to each holder of Rockwell Shares who did not accept the Offer (each a "Remaining Shareholder") within five months after the making of the Offer that the Offeror wants to acquire such Rockwell Shares. If the Offeror's Notice is sent to a Remaining Shareholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Rockwell Shares of that Remaining Shareholder for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the "Court") orders otherwise on an application made by the Remaining Shareholder within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Rockwell Shares held by the Remaining Shareholder and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror's Notice, send a copy of the Offeror's Notice to Rockwell and must pay to Rockwell the amount of cash representing the price payable by the Offeror for the Rockwell Shares that are referred to in the Offeror's Notice. On receiving the copy of the Offeror's Notice and the amount of cash representing the price payable for the Rockwell Shares referred to in the Offeror's Notice, Rockwell will be required to register the Offeror as a Shareholder with respect to those Rockwell Shares. Any such amount received by Rockwell for the Rockwell Shares must be paid into a separate account at a savings institution and must be held by Rockwell, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

        Section 300 of the BCBCA also provides that if the Offeror has not sent the Offeror's Notice to a Remaining Shareholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Shareholder stating that the Remaining Shareholder, within three months after receiving such notice, may require the Offeror to acquire the Rockwell Shares of that Remaining Shareholder that were involved in the Offer. If the Remaining Shareholder requires the Offeror to acquire its Rockwell Shares in accordance with these provisions, the Offeror must acquire those Rockwell Shares for the same price and on the same terms contained in the Offer.

        The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule "B" to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder's rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

        See "Canadian Federal Income Tax Considerations" in Section 18 of the Circular for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

        If the Offeror takes up and pays for Rockwell Shares validly deposited under the Offer and the Offeror is not entitled to effect a Compulsory Acquisition, the Offeror intends to take such actions as may be necessary for the Offeror to acquire, directly or indirectly, the remaining Rockwell Shares not acquired under the Offer as soon as practicable after completion of the Offer by way of an amalgamation, statutory arrangement, merger, consolidation or other transaction involving Rockwell and the Offeror and/or one or more affiliates of the Offeror (a "Subsequent Acquisition Transaction"). If a Subsequent Acquisition Transaction is effected, it will provide that the consideration offered per Rockwell Share in connection with such Subsequent Acquisition Transaction is at least equal to and in the same form as the amount paid per Rockwell Share under the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Rockwell Shares acquired under the Offer.

        MI 61-101 deems a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a holder of Rockwell Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Rockwell Shares will be a "business combination" under MI 61-101.

        In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor, subject to certain exceptions) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Rockwell or the Offeror or their affiliates, as appropriate) from the valuation requirements of MI 61-101 in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure and currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer, and accordingly the Offeror expects to rely on these exemptions.

        Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the BCBCA and Rockwell's constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Rockwell Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required securityholder approval under the BCBCA or Rockwell's constating documents, in order to complete a business combination, the approval of a majority of the votes cast by "minority" shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. In relation to any Subsequent Acquisition Transaction, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any "interested party" (within the meaning of MI 61-101), any "related party" of any other "interested party" (in each case within the meaning of MI 61-101) including, but subject to a limited exemption, any director or senior officer of the Offeror, affiliate or insider of the Offeror, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons.

        However, MI 61-101 also provides that the Offeror may treat Rockwell Shares acquired under the Offer as "minority" shares and include the votes attached to such shares in calculating the favourable votes cast in respect of such Subsequent Acquisition Transaction that is a business combination if, among other things: (a) the business combination is completed not later than 120 days after the expiry date the Offer; (b) the consideration per Rockwell Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Rockwell Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Rockwell Share that is not identical in amount and form to the entitlement of the general body of Shareholders in Canada.

        The Offeror currently intends that the consideration offered for Rockwell Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror intends to cause Rockwell Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction. To the knowledge of the Offeror, after reasonable inquiry, only the votes attached to Rockwell Shares owned by Pala prior to the Expiry Time (being 42,966,900 Rockwell Shares currently owned by Pala) would be required to be excluded in determining whether minority approval for a Subsequent Acquisition Transaction had been obtained for the purposes of MI 61-101.The Offeror expects that only holders of Rockwell Shares would be entitled to vote on a Subsequent Acquisition Transaction.

        In addition, under MI 61-101, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Rockwell Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Rockwell Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Rockwell Shares. The fair value so determined could be more or less than the amount paid per Rockwell Share pursuant to such transaction or pursuant to the Offer and could be based on consideration other than, or in addition to, the market price for the Rockwell Shares.

        The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Rockwell Shares, will necessarily be subject to a number of considerations, including the number of Rockwell Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Rockwell Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Rockwell, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Rockwell Shares in accordance with applicable laws, including a Subsequent Acquisition Transaction on terms not described in this Circular.

        If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Rockwell Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Rockwell, or taking no action to acquire additional Rockwell Shares. Any additional purchases of Rockwell Shares could be at a price greater than, equal to or less than the price to be paid for Rockwell Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may even sell or otherwise dispose of any or all Rockwell Shares acquired pursuant to the Offer or otherwise, on terms and at prices then determined by the Offeror, which may vary from the price paid for Rockwell Shares under the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in Section 18 of the Circular. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

        Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in some instances prior to the adoption of MI 61-101 and its predecessor legislation, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to compliance with procedures designed to ensure substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights.

17.   VALUATION EXEMPTION

        The Offeror, together with its affiliates, currently owns 42,966,900 Rockwell Shares and 5,577,000 Rockwell Warrants, representing approximately 19.93% of the outstanding Rockwell Shares (calculated on the basis that the Rockwell Warrants held by Pala are treated as outstanding Rockwell Shares). Accordingly, the Offer is an "insider bid" within the meaning of certain Canadian provincial securities legislation and MI 61-101, as the Offeror has, or is deemed to have, beneficial ownership of more than 10% of the Rockwell Shares. The applicable securities legislation and MI 61-101 require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable regulatory authorities, subject to certain exemptions.

        In accordance with section 2.4(1)(a) of MI 61-101, the Offeror is exempt from the requirement to obtain a formal valuation on the basis that neither the Offeror nor any of its joint actors has, or has had within the preceding 12 months, any board or management representation in respect of Rockwell, or has knowledge of any material information concerning Rockwell or its securities that has not been generally disclosed.

        To the knowledge of the Offeror and its directors and senior officers, after reasonably inquiry, no prior valuation has been made in respect of Rockwell in the last 24 months before the date of the Offer.

18.   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Stikeman Elliott LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Shareholder in respect of the sale of Rockwell Shares pursuant to the Offer or otherwise pursuant to certain transactions described under "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular.

        The summary is based on the provisions of the Tax Act in force on the date hereof and counsel's understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices and assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

        The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder to whom the Offer is made. The summary is not applicable to a Shareholder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, to a Shareholder that is a "specified financial institution" as defined in the Tax Act, to a Shareholder to whom the functional currency reporting rules in subsection 261(4) of the Tax Act would apply, or to a Shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act. In addition, the summary is not applicable to a Shareholder that acquired Rockwell Shares on the exercise of an employee stock option. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Shareholders Resident in Canada

        The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada, deals at arm's length with Rockwell and the Offeror, is not affiliated for the purposes of the Tax Act with Rockwell or the Offeror and holds Rockwell Shares as capital property (a "Resident Holder"). Rockwell Shares generally will be considered capital property to a Shareholder unless the Shareholder holds such Rockwell Shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Rockwell Shares might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Rockwell Shares and every other "Canadian security" (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year of the election and all subsequent taxation years.

Sale Pursuant to the Offer

        A Resident Holder who disposes of Rockwell Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Rockwell Shares to the Resident Holder.

        A Resident Holder who disposes of Rockwell Shares pursuant to the Offer will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and one-half of the amount of any capital loss (an "allowable capital loss") will be required to be deducted against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

        Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

        In general, a capital loss otherwise arising upon the disposition of a Rockwell Share by a corporation may be reduced by dividends previously received or deemed to have been received thereon to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Rockwell Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Rockwell Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Compulsory Acquisition

        As described under "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular, the Offeror may, in certain circumstances, acquire Rockwell Shares pursuant to Section 300 of the BCBCA. A Resident Holder who disposes of his or her Rockwell Shares in such circumstances generally will realize a capital gain (or a capital loss) calculated in the manner, and subject to the treatment, described above under "Sale Pursuant to the Offer".

        A Resident Holder who dissents in a Compulsory Acquisition and is entitled to receive from the Offeror the fair market value of its Rockwell Shares will be considered to have disposed of the Rockwell Shares for proceeds of disposition equal to the amount fixed as such by the Court (not including the amount of any interest awarded by the Court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer".

        Any interest awarded to a dissenting Resident Holder by the Court is required to be included in computing such Resident Holder's income for the purposes of the Tax Act.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and capital gains.

Subsequent Acquisition Transaction

        If the Compulsory Acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Rockwell Shares as described under "Acquisition of Rockwell Shares Not Deposited under the Offer" in Section 16 of the Circular. Such means include an amalgamation, statutory arrangement, merger, consolidation or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Rockwell Shares acquired pursuant to a Subsequent Acquisition Transaction.

        By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Rockwell with the Offeror or one of its affiliates pursuant to which Resident Holders who have not tendered their Rockwell Shares under the Offer would have their Rockwell Shares exchanged on the amalgamation for redeemable preference shares ("Redeemable Rockwell Shares") which would then be immediately redeemed for cash. Generally, in those circumstances a Resident Holder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Rockwell Shares received would be equal to the aggregate of the adjusted cost base of the Rockwell Shares to the Resident Holder immediately before the amalgamation. Upon the redemption of Redeemable Rockwell Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Rockwell Shares (generally equal to the amount of any cash received) exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising upon the redemption of a Redeemable Rockwell Share may be reduced by dividends previously received or deemed to have been received thereon or on Rockwell Shares for which they were exchanged as described above under "Sale Pursuant to the Offer".

        Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Rockwell Shares for the purpose of computing the Resident Holder's capital gain on the disposition of such shares. Accordingly, Resident Holders that are corporations should consult their tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Rockwell Shares will be included in computing its income, but normally will also be deductible in computing its taxable income unless the corporation is a "specified financial institution" (as defined in the Tax Act). Dividends deemed to be received on the Redeemable Rockwell Shares by a specified financial institution may not be deductible in computing its taxable income if the term preferred share rules in the Tax Act are applicable. Corporations which may be affected by such rules should consult their own tax advisors.

        A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Rockwell Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

        In the case of a Resident Holder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Rockwell Shares will be included in computing the recipient's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit for dividends designated to be "eligible dividends". There can be no assurance that any deemed dividend will be designated to be an eligible dividend.

        Under the current administrative practice of the CRA, Resident Holders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Rockwell Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder therefor, other than interest awarded by the court. However, because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult their own tax advisors in this regard.

        As an alternative to the amalgamation described herein, the Offeror may propose a Subsequent Acquisition Transaction to be effected by statutory arrangement, merger, consolidation or other transaction, the tax consequences of which may differ from those arising on the sale of Rockwell Shares under the Offer, a Compulsory Acquisition, or an amalgamation and will depend on the particular form and circumstances of such alternative transaction. No view is expressed herein as to the tax consequences of any such transaction to a Resident Holder.

Qualified Investments

        As described under "Effect of the Offer on Market and Listings" in Section 13 of the Circular, the Rockwell Shares may cease to be listed on the TSX and the JSE following the completion of the Offer. Resident Holders are cautioned that the Rockwell Shares will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans if the Rockwell Shares are no longer listed on a designated stock exchange (which currently includes the TSX and the JSE) and Rockwell ceases to be a "public corporation" for purposes of the Tax Act.

Shareholders Not Resident in Canada

        The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm's length with and is not affiliated with Rockwell or the Offeror, holds the Rockwell Shares as capital property and does not use or hold, and is not deemed to use or hold, Rockwell Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer for which Rockwell Shares are "designated insurance property" under the Tax Act, or an "authorized foreign bank", as defined in the Tax Act.

Disposition of Rockwell Shares Pursuant to the Offer or a Compulsory Acquisition

        A Non-Resident Holder who disposes of Rockwell Shares pursuant to the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under "Shareholders Resident in Canada — Sale Pursuant to the Offer". A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Rockwell Shares pursuant to the Offer, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Rockwell Shares constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property".

        Generally, a Rockwell Share will not constitute "taxable Canadian property" to a Non-Resident Holder at a particular time, provided that (a) such Rockwell Share is listed at that time on a designated stock exchange (which currently includes the TSX and the JSE), (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, did not own or have an interest or an option in respect of 25% or more of the shares of any class or series of Rockwell at any time within the 60-month period immediately preceding that time, and (c) such Rockwell Share is not deemed to be taxable Canadian property to such Non-Resident Holder for purposes of the Tax Act. See "Delisting of Rockwell Shares Following Completion of the Offer" below in the case where Rockwell Shares are delisted prior to a Compulsory Acquisition.

        Even if the Rockwell Shares are considered to be taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Rockwell Shares will not be included in computing the Non-Resident Holder's income for purposes of the Tax Act if the Rockwell Shares constitute "treaty-protected property". Rockwell Shares owned by a Non-Resident Holder will generally be "treaty-protected property" if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under Part I of the Tax Act. By way of example, under the Canada-U.S. Income Tax Convention (the "U.S. Treaty"), a Non-Resident Holder who is a resident of the U.S. for the purposes of the Tax Act and the U.S. Treaty, and is entitled to the full benefit of the U.S. Treaty, will generally be exempt from tax in Canada in respect of a gain realized on the disposition of the Rockwell Shares provided the value of such shares is not derived principally from real property situated in Canada. Non-Resident Holders whose Rockwell Shares may constitute taxable Canadian property should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

        In the event that Rockwell Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under "Shareholders Resident in Canada — Sale Pursuant to the Offer" will generally apply. A Non-Resident Holder who disposes of taxable Canadian property should consult its own tax advisors regarding any resulting Canadian reporting requirements.

        Any interest awarded by the Court and paid or credited to a dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax. Interest paid or credited to a Non-Resident Holder who does not deal at arm's length with the Offeror at the time of such payment, or interest paid or credited to a Non-Resident Holder that constitutes "participating debt interest", will be subject to Canadian withholding tax at the rate of 25% subject to reduction pursuant to the provisions of an applicable income tax treaty. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

Disposition of Rockwell Shares Pursuant to a Subsequent Acquisition Transaction

        As described under "Acquisition of Rockwell Shares Not Deposited under the Offer — Subsequent Acquisition Transaction" in Section 16 of the Circular, the Offeror reserves the right to use all reasonable efforts to acquire the balance of Rockwell Shares not acquired pursuant to the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, merger, consolidation or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See "Delisting of Rockwell Shares Following Completion of the Offer" below in the case where Rockwell Shares are delisted prior to a Subsequent Acquisition Transaction.

        A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Rockwell Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under "Shareholders Not Resident in Canada — Disposition of Rockwell Shares Pursuant to the Offer or a Compulsory Acquisition". Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

        Any interest paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax. Interest paid or credited to a Non-Resident Holder who does not deal at arm's length with the Offeror at the time of such payment, or interest paid or credited to a Non-Resident Holder that constitutes "participating debt interest", will be subject to Canadian withholding tax at the rate of 25% subject to reduction pursuant to the provisions of an applicable income tax treaty. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

Delisting of Rockwell Shares Following Completion of the Offer

        As described under "Effect of the Offer on Market and Listings" in Section 13 of the Circular, the Rockwell Shares may cease to be listed on the TSX and the JSE following the completion of the Offer and may not be listed on any such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Rockwell Shares are not listed on a designated stock exchange at the time they are disposed of, (a) the Rockwell Shares will generally be taxable Canadian property for Non-Resident Holders, and (b) Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, unless the Rockwell Shares constitute "treaty-protected property", as described above.

        If the Shares are not listed on a "recognized stock exchange" (which currently includes the TSX and the JSE) at the time they are disposed of, the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror will be entitled under the Tax Act to deduct or withhold an amount from any payment made to a Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder. If the disposition occurs after 2008, an exception from the notification and withholding requirement will apply to a Non-Resident Holder if the Rockwell Shares are "treaty-protected property" and, at the time of disposition, the Non-Resident Holder is not related to the Offeror (or such other person as is acquiring the Rockwell Shares from the Non-Resident Holder, as the case may be).

        Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Rockwell Shares pursuant to the Offer.

19.   DEPOSITARY AND INFORMATION AGENT

        CIBC Mellon Trust Company has been retained as the Depositary and Kingsdale Shareholder Services Inc. has been retained as the Information Agent for the Offer. The Depositary and/or the Information Agent may contact Shareholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to Shareholders.

        The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection therewith.

        Except as expressly set forth in this Offer and Circular, no broker, dealer, bank or trust company shall be deemed to be an agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer.

20.   EXPENSES OF THE OFFER

        The Offeror estimates that if it acquires all of the Rockwell Shares not already held by the Offeror and its affiliates, the amount required to be paid by the Offeror for related fees and expenses, including legal, financial advising, accounting, filing and printing costs, and the cost of preparing and mailing the Offer, will be approximately $2.5 million.

21.   DIVIDEND POLICY

        According to Rockwell's public disclosure, Rockwell has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

22.   OFFEREES' STATUTORY RIGHTS

        Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

 CONSENT OF COUNSEL

To: The Directors of 0833824 B.C. Ltd.:

        We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated September 9, 2008 made by the Offeror to the holders of common shares of Rockwell Diamonds Inc.

Toronto, Canada	(Signed) STIKEMAN ELLIOTT LLP
September 9, 2008

 APPROVAL AND CERTIFICATE OF THE OFFEROR

        The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized, by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED: September 9, 2008

0833824 B.C. LTD.
by:

(Signed) GREGORY J. RADKE	(Signed) JOSEPH BELAN	(Signed) JAN CASTRO
Director	Director	Director

 SCHEDULE "A"

SHAREHOLDER RIGHTS PLAN

        The summary below is taken directly from the management information circular dated August 15, 2008 filed by Rockwell pursuant to Canadian securities laws. The summary does not purport to be complete and is qualified in its entirety by the provisions of the Shareholder Rights Plan.

Purpose of Rights Plan

        The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Issue of Rights

        The Company will issue one right (a "Right") in respect of each Common Share outstanding as at April 14, 2008 (the "Record Time"). The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the "Separation Time" and the "Expiration Time" (both terms defined below).

The Rights

        Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional the Company Shares after the Separation Time.

Rights Certificates and Transferability

        Before the Separation Time, the Rights will be evidenced by certificates for the shares, and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the shares.

Exercise of Rights

        The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $50 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person", which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional shares from treasury at half their market price.

Definition of "Acquiring Person"

        Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company's outstanding shares.

Definition of "Beneficial Ownership"

        A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

        However, a person is not a Beneficial Owner under the Rights Plan where:

  (a)
  the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

  (b)
  such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

  (c)
  such person (including a fund manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

  (i)
  holds those shares in the ordinary course of its business for the account of others;

  (ii)
  is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

  (iii)
  such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"

        Separation Time occurs on the tenth trading day after the earlier of:

  (a)
  the first date of public announcement that a person has become an Acquiring Person;

  (b)
  the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

  (c)
  the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

        or such later date as determined by the Board.

Definition of "Expiration Time"

        Expiration Time occurs on the date being the earlier of:

  (a)
  the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

  (b)
  immediately after the Company's annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended; and

  (c)
  180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSX.

Definition of a "Flip-In Event"

        A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person's investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of "Permitted Bid"

        A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

  (a)
  the bid is made to all registered holders of shares (other than the Offeror);

  (b)
  the Offeror agrees that no shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no shares will be taken up or paid for unless at such date more than 50% of the outstanding shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

  (c)
  the Offeror agrees that the shares may be deposited to and withdrawn from the take-over bid at any time before such shares are taken up and paid for; and

  (d)
  if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their shares.

Definition of "Competing Permitted Bid"

        A Competing Permitted Bid is a take-over bid that:

  (a)
  is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

  (b)
  satisfies all the requirements of a Permitted Bid other than the requirement that no shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no shares will be taken up or paid for unless at such date more than 50% of the outstanding shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

  (c)
  contains the conditions that no shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such shares are first taken up or paid for, more than 50% of then outstanding shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

        All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

        Before a Flip-In Event occurs, the Board may waive the application of the "Flip-In" provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of shares before the expiry of that first bid. The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

        Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

        Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

        The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

        Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

        In accordance with the policies of the TSX, the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board's of the Rights Plan.

 SCHEDULE "B"

SECTION 300 OF THE BCBCA

Acquisition procedures

300 (1) In this section:

  "acquiring person" means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

    (a)
    make an acquisition offer jointly or in concert, or

    (b)
    intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

  "acquisition offer" means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

  "offeree", in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

  "subject company" means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)
For the purposes of this section,

(a)
every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)
each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)
If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)
If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)
On the application of an offeree under subsection (4), the court may

(a)
set the price and terms of payment, and

(b)
make consequential orders and give directions the court considers appropriate.

(6)
If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)
send a copy of the notice to the subject company, and

(b)
pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)
On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8)
Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)
If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)
If an offeree requires the acquiring person to acquire the offeree's shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:
1-866-581-1479
Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY
By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attention: Corporate Restructures

By Hand or by Courier

199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9
Attention: Corporate Restructures

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Information Agent, the Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

0833824 B.C. Ltd.
LETTER OF TRANSMITTAL
for Deposit of Common Shares of
ROCKWELL DIAMONDS INC.
to be deposited pursuant to the Offer dated September 9, 2008

        This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing Rockwell Shares (as defined in the Offer) of Rockwell Diamonds Inc. ("Rockwell") deposited pursuant to the offer (the "Offer") dated September 9, 2008 made by 0833824 B.C. Ltd. (the "Offeror"). The Offer will be open for acceptance until 5:00 p.m. (Vancouver time) on November 10, 2008, unless withdrawn or extended. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used, but not defined, in this Letter of Transmittal and which are defined in the Offer shall have the same meanings herein as given to them in the Offer and the take-over bid circular accompanying and forming part of the Offer (the "Circular") dated September 9, 2008.

        PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

To:   0833824 B.C. Ltd.

    – and –

To:   CIBC Mellon Trust Company (the "Depositary") at its offices set out herein.

    – and –

To:   Link Market Services South Africa (Proprietary) Limited

        The undersigned delivers to you the enclosed certificate(s) for Rockwell Shares, details of which are as follows:

Name(s) in which Registered	Certificate Number(s)	Number of Rockwell Shares Represented by Certificate	Number of Rockwell Shares Tendered (see item 6 of the instructions for partial tenders)
.0
..0
..0
..0
TOTAL:
.0

(If this space is insufficient, please attach a list in the above form)

The undersigned:

  (a)
  acknowledges receipt of the Offer and accompanying Circular;

  (b)
  delivers to you the enclosed certificate(s) representing Rockwell Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Rockwell Shares represented by such certificates (the "Deposited Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, including any and all (i) dividends, distributions, payments, securities, rights, warrants or other interests accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Shares on or after September 9, 2008 (the date of the announcement of the Offer), and (ii) SRP Rights (collectively, the "Other Property"). If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then:

    (i)
    in the case of any such cash dividend, distribution or payment, the amount of the dividends, distributions or payments shall be received and held by the undersigned depositing Shareholder for the account of the Offeror until the Offeror pays for such Rockwell Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Rockwell Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Rockwell Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and

    (ii)
    in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Rockwell Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the undersigned depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

  (c)
  acknowledges and agrees that the execution of this Letter of Transmittal irrevocably appoints the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the Shareholder delivering this Letter of Transmittal with respect to the Deposited Shares and Other Property;

  (d)
  acknowledges and agrees that this power of attorney is granted irrevocably upon execution of this Letter of Transmittal and shall in all cases be effective on and after the time that the Offeror takes up and pays for the Deposited Shares (the "Effective Time"), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest) (i) to register or record the transfer or cancellation of Deposited Shares and Other Property on the appropriate registers, (ii) to vote, execute and deliver any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Deposited Shares and Other Property, revoke any such instrument, authorization or consent given prior to or after the Effective Time, and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the shareholder in respect of such Deposited Shares and Other Property for all purposes, (iii) to execute, endorse and negotiate any cheques or other instruments respecting any distribution payable to the shareholder in respect of such Deposited Shares and Other Property, and (iv) to exercise any other rights of the undersigned with respect to such Deposited Shares and Other Property;

  (e)
  agrees upon the execution of this Letter of Transmittal, effective from and after the Effective Time (i) not to vote any of the Deposited Shares or Other Property at any meeting of holders of those securities, (ii) not to exercise any other rights or privileges attached to the Deposited Shares or Other Property, and (iii) to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of the Deposited Shares or Other Property;

  (f)
  acknowledges that upon such appointment, all prior proxies given by the holder of such Deposited Shares or Other Property with respect thereto shall be revoked and no subsequent proxies may be given by such holder with respect thereto;

  (g)
  agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and Other Property to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the

2

    holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be;

  (h)
  agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Rockwell Shares deposited pursuant to the Offer and of any notice of withdrawal shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice;

  (i)
  represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares being deposited (and any Other Property), (ii) the undersigned or the person on whose behalf the Deposited Shares (and Other Property) are being deposited owns the Deposited Shares which are being deposited (and any Other Property) free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others, (iii) the deposit of such Deposited Shares complies with applicable securities laws, and (iv) when such Deposited Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Other Property) free and clear of all liens, restrictions, charges, encumbrances, claims, equities, and rights of others. The acceptance of the Offer pursuant to the procedures set forth above shall constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer; and

  (j)
  directs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to (i) issue or cause to be issued a cheque or cheques in the full amount to which the undersigned is entitled in respect of the Deposited Shares pursuant to the Offer, in the name indicated below, and to send such cheque or cheques as the case may be to the address, or hold the same for pickup, as indicated below, and (ii) return any certificates for Deposited Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated to the undersigned at the address of the undersigned as it appears on the applicable securities register of Rockwell).

        By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned, the Offeror, and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

3

Signature guaranteed by (if required under item 4 of the instructions):
	DATED:	, 200

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Telephone Number of Shareholder (please print or type)

Address of Guarantor (please print or type)	Facsimile Number of Shareholder (please print or type)

Telephone Number of Guarantor (please print or type)	Social Insurance Number (please print or type)
Name of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS AND NOTES FOR SOUTH AFRICAN SHAREHOLDERS

1.
The instructions and rules set out below also apply to South African shareholders, unless otherwise provided in 1, 2, 3 and 4.

2.
Holders of certificated Rockwell Shares who are registered as such in Rockwell's register of members ("certificated shareholders") wishing to accept the Offer are required to complete this Letter of Transmittal, to be received by Link Market Services South Africa (Proprietary) Limited at 11 Diagonal Street, Johannesburg, 2001 (mailing address: P.O. Box 4844, Johannesburg, 2000), by no later than 5 p.m. South African time on November 11, 2008.

3.     Non-resident shareholders who are emigrants from the common monetary area ("CMA")

  The consideration due to a holder of Rockwell Shares accepting the Offer, who is an emigrant from the CMA will be sent to the authorised dealer in foreign exchange in the CMA controlling his/her blocked assets in terms of the Exchange Control Regulations.

Name and address of authorised dealer

Account number

4.     All other non-resident shareholders

  The consideration due to all other non-resident holders of Rockwell Shares accepting the Offer, whose registered addresses are outside the CMA will be sent to a nominated authorised dealer in foreign exchange. It is incumbent on the non-resident concerned to instruct his/her nominated authorised dealer in foreign exchange in the CMA as to the disposal of any foreign currency received.

Name and address of authorised dealer

Account number

  If no nomination is made in terms of the above, the relevant consideration will be held in trust by the Offeror to the credit of a non-interest bearing account until such time as a written instruction is received as to the disposal of such amount.

4

BLOCK A (see items 3 and 4 of the instructions)
ISSUE CHEQUE(S) IN THE NAME OF: (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal or Zip Code)
(Telephone — Business Hours)
(Social Insurance No.)

BLOCK B (see item 4 of the instructions)
SEND CHEQUE(S) (UNLESS BOX C IS CHECKED) TO (please print or type):
☐ Same address as Block A or to:
(Name)

(Street Address and Number)

(City and Province or State)
(Country and Postal or Zip Code)

BLOCK C
☐ HOLD CHEQUE(S) FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY (see item 2 of the instructions)
☐ CHECK HERE IF ROCKWELL SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

Window Ticket Number/Receipt (if any):

5

INSTRUCTIONS AND RULES

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices of the Depositary specified on the back page of this document at or prior to 5:00 p.m. (Vancouver time) on November 10, 2008 unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Rockwell Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Rockwell Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the deposit of those Rockwell Shares.

2.     Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Rockwell Shares under the Offer and either the certificate(s) representing the Rockwell Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Rockwell Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying this Offer (or a manually signed facsimile thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its office in Toronto as set forth in the accompanying Notice of Guaranteed Delivery; and

  (c)
  the certificate(s) representing deposited Rockwell Shares, in proper form for transfer, together with a Letter of Transmittal (or a facsimile), properly completed and signed and all other documents required by the Letter of Transmittal, are received by the Depositary at any of the offices of the Depositary listed in the Letter of Transmittal before 4:30 p.m. (Vancouver time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary as set forth in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

3.     Signatures

        This Letter of Transmittal must be completed and signed by the holder of Rockwell Shares accepting the Offer or by such holder's duly authorized representative (in accordance with item 5 below).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners both or all such owners must sign the Letter of Transmittal;

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) for Rockwell Shares, or if a cheque is to be issued to a person other than the registered owner(s):

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

6

    (ii)
    the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in item 4 below.

4.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Rockwell or if the payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares as shown on the registers of Rockwell, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representations and Authorizations

        Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.     Partial Tenders

        If less than the total number of Rockwell Shares evidenced by any certificate submitted is to be deposited, fill in the number of Rockwell Shares to be deposited in the appropriate space on the front page of this Letter of Transmittal. In such case, new certificate(s) for the number of Rockwell Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (and provided such deposited Rockwell Shares are taken-up and paid for by the Offeror). The total number of Rockwell Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated on the front page of this Letter of Transmittal.

7.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and the number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms of the same name (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders waive any right to receive any notice of acceptance of Deposited Shares for payment by execution of this Letter of Transmittal (or a facsimile thereof).

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein and the holder of the Rockwell Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

  (e)
  Additional copies of the Offer and Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depositary at any of its offices at the addresses listed on the back page of this document.

8.     Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

7

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY
By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attn: Corporate Restructures

By Hand or by Courier

199 Bay Street
Commerce Court West, Securities Level
Toronto, ON
M5L 1G9
Attn: Corporate Restructures

Telephone: 416.643.5500
Toll Free: 1.800.387.0825
E-mail: inquiries@cibcmellon.com

IN SOUTH AFRICA, THIS LETTER OF TRANSMITTAL SHOULD BE SENT TO:

Link Market Services South Africa (Proprietary) Limited
11 Diagonal Street, Johannesburg, 2001

By Mail

P.O. Box 4844, Johannesburg, 2000
Telephone: 0861 546572

Any questions and requests for assistance may be directed by holders of Rockwell Shares to the Depositary.

The Depositary (see the Circular or below for address and telephone number) or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

0833824 B.C. Ltd.
NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of
ROCKWELL DIAMONDS INC.
to be deposited pursuant to the Offer dated September 9, 2008

        This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the offer to purchase (the "Offer") dated September 9, 2008 made by 0833824 B.C. Ltd. (the "Offeror") for Rockwell Shares if (i) certificates representing the Rockwell Shares are not immediately available, or (ii) the shareholder cannot deliver the certificates representing such Rockwell Shares and all other required documents to the Depositary at or prior to the Expiry Time under the Offer. The Offer will be open for acceptance until 5:00 p.m. (Vancouver time) on November 10, 2008, unless withdrawn or extended.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery and which are defined in the Offer shall have the same meanings herein as given to them in the Offer and the take-over bid circular accompanying and forming part of the Offer (the "Circular").

NOTICE TO SOUTH AFRICAN SHAREHOLDERS

Certificated shareholders in South Africa who wish to accept the Offer should not use this Notice of Guaranteed Delivery, but should deposit certificated shares with Link Market Services South Africa (Proprietary) Limited using the Letter of Transmittal (printed on yellow paper). Dematerialised shareholders should contact their appointed CSDPs or brokers and must not complete a Letter of Transmittal.

To:   CIBC Mellon Trust Company (the "Depositary")

To:   0833824 B.C. Ltd.

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attn: Corporate Restructures

By Hand or by Courier
199 Bay Street
Commerce Court West, Securities Level
Toronto, ON
M5L 1G9
Attn: Corporate Restructures

Facsimile: 416.643.3148

        In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, the following conditions must be met:

  (a)
  The deposit must be made by or through an Eligible Institution;

  (b)
  A properly completed and duly executed copy of this Notice of Guaranteed Delivery (or a manually signed facsimile hereof) must be received by the Depositary at its Toronto, Ontario office set forth above (by hand, courier, facsimile transmission or mail) together with a guarantee to deliver by an Eligible Institution in the form set forth below before the Expiry Time; and

  (c)
  The certificate(s) representing deposited Rockwell Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a signed facsimile thereof relating to such Rockwell Shares, and all other documents required by the Letter of Transmittal must be received by the Depositary at its Toronto office before 4:30 p.m. (Vancouver time) on the third trading day on the TSX after the Expiry Date.

        Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above, does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

        The undersigned hereby deposits to the Offeror, on and subject to the terms and conditions of the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Rockwell Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner Of Acceptance — Procedure for Guaranteed Delivery".

Name(s) and address(es) of Shareholder(s) (please print)	Certificate Number(s), if available	Number(s) of Rockwell Shares

TOTAL SHARES:

Dated:

Signature(s) of Shareholder(s)
Name(s) of Shareholder(s) (please print)
Address
Postal Code
Area code and telephone number (business hours) of Shareholder(s)

        DO NOT SEND CERTIFICATES FOR ROCKWELL SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR THE ROCKWELL SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

GUARANTEE

        The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantees the delivery, to the office of the Depositary in Toronto, Ontario set forth above, of the certificates representing the Rockwell Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, before 4:30 p.m. (Vancouver Time) on the third trading day on TSX after the Expiry Date.

Dated:

Firm
Authorized Signature
Name (please print)
Address
Area Code and Telephone Number

 PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        There are no exhibits to this Schedule.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.    Undertakings

(a)
Pala Investments Holdings Limited and 0833824 B.C. Ltd. (the "Bidder") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)
The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

2.    Consent to Service of Process

(a)
At the time of filing this schedule the Bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

3

 PART IV — SIGNATURES

        By Signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALA INVESTMENTS HOLDINGS LIMITED
By:	/s/ SUSAN GARROD
Name: Title:	Susan Garrod Executive Director
September 9, 2008
0833824 B.C. LTD.
By:	/s/ GREGORY J. RADKE
Name: Title:	Gregory J. Radke Director
September 9, 2008

4

QuickLinks

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO OPTIONHOLDERS AND WARRANT HOLDERS
INFORMATION CONCERNING ROCKWELL AND ITS DIRECTORS AND OFFICERS
FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS
DEFINITIONS
SUMMARY
OFFER
CIRCULAR
CONSENT OF COUNSEL
APPROVAL AND CERTIFICATE OF THE OFFEROR
SCHEDULE "A" SHAREHOLDER RIGHTS PLAN
SCHEDULE "B" SECTION 300 OF THE BCBCA
INSTRUCTIONS AND NOTES FOR SOUTH AFRICAN SHAREHOLDERS
INSTRUCTIONS AND RULES
NOTICE TO SOUTH AFRICAN SHAREHOLDERS
GUARANTEE
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES